ANNUAL REPORT

ATOMBEAM

AtomBeam Technologies Inc.
1036 Country Club Dr, Suite 200
Moraga, CA 94556
https://atombeamtech.com/

(415) 404-9888

In this report, the term "AtomBeam", "AtomBeam Technologies", "we", "us" or "the Company" refers to AtomBeam Technologies Inc.

The company, having offered and sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. A copy of this report may be found on the company's website at http://www.atombeamtech.com/investor/forms.

FORWARD-LOOKING STATEMENTS

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY'S BUSINESS

Overview

AtomBeam Technologies Inc. was organized in Delaware on August 17, 2017 as Drivewarp, LLC, the name under which it operated until January 29, 2019, when it changed its name and corporate form to a Delaware corporation. AtomBeam is a California-based software company with a sophisticated technology that we believe has the potential to change the way data generated by the "Internet of Things", or IoT, is transmitted and stored. The Company's intellectual property is protected by 99 issued and 26 allowed patents.

AtomBeam's first product, Neurpac, is a software technology that, based on our testing, typically reduces IoT data by an average of 75% compared to the original data for low entropy data. Compression algorithms are generally not effective on IoT data messages, which are typically too small for compression to find repetitions of patterns within a single file, a requisite for compression algorithms to be effective without "batching" multiple IoT data messages together. Batching increases the effective size of the file to be compressed, but waiting for a sufficient number of messages to be generated

and batched incurs latency, and thus compression is impractical for real time applications involving batching. Also, unlike compressed files, Neurpac-encoded ("Compacted") files are readable, searchable and randomly accessible in a planned new feature, and are also more secure due to the deep obfuscation natively provided by Neurpac. We believe that this combination of benefits of Neurpac makes it differentiated from compression algorithms in important ways, and also enables the potential use of Neurpac to benefit certain artificial intelligence ("AI") applications.

We believe that Neurpac technology's *data-as-codewords* capabilities may make entire computer networks and systems more efficient and secure by enabling stored, reduced-size data to be searchable and randomly accessible. Achieving system-wide utilization of Neurpac will require many years of development, capital and expertise, but has been recognized as a possibility by AtomBeam's data scientists, who have demonstrated efficacy of the capability in proof of concept models and deployed software. Also, this feature of Neurpac may have possible benefits for artificial intelligence, including large language model AI, such as ChatGPT. For adoption in AI applications, AtomBeam will require the assistance of a large corporate partner, and has begun the process of seeking such a partner to augment the Company's limited research capabilities, however, there can be no guarantee that the Company will find such corporate partner.

The Company's second product, Neurcom, is still in development. Neurcom is an AI, neural net based software algorithm that has demonstrated in testing conducted by the University of Missouri, the Company's partner in development of Neurcom under a United States Air Force contract, the capability to reduce the size of certain sensor-generated images by a factor of more than double that provided by state of the art image compression algorithms. For other images, however, Neurcom has demonstrated significantly less reduction compared to standard compression, and is still undergoing further development efforts to improve and make more consistent its reduction performance. Neurcom's AI may be applicable to not only image files but also to video and audio files. Neurcom does not replace, but instead enhances the capabilities of video and audio "codecs", which are standard algorithms used to reduce the size of image, video and audio files.

Products and Technology

AtomBeam is currently focused on three products:

- Neurpac, currently released as a software as a service product as well as in a Neurpac Software Development Kit ("SDK") version,

- Neurcom, which is currently in development, and

- The Persistent Cognitive Machine ("PCM"), which is also in development.

Neurpac

We believe that AtomBeam's Neurpac technology is a significant departure from conventional data reduction, known as data compression. We further believe that Neurpac can dramatically reduce the amount of data that is sent and makes communication faster, and it may also confer other benefits not possible with legacy compression algorithms. Compression is generally ineffective for sending IoT files in real time, since they are typically too small to have many repeated patterns within one file; for AtomBeam, however, file size is virtually irrelevant, with the product achieving similar reduction ratios in both very small and large files. We believe that this makes AtomBeam's technology a potential broadly used approach to machine-to-machine communication, which primarily involve very small data files.

In addition to reducing the size of data for transmission and storage, Neurpac's algorithmic structure provides for the potential to change how data is managed throughout a network. Among numerous potential capabilities that are unique to the technology, the Company believes that the five most significant are listed below. Some of these capabilities have not yet been developed, and are still theoretical, and may never be released as a commercial product or feature.

1. Data reduction and implications for networks. Neurpac reduces the size of small individual datagrams, or messages, that are typical of machine, or IoT data. Because based on our internal testing, the Neurpac executable runtime software is fast, reducing files an average of 75% for low entropy data, and typically requires only microseconds to encode

a message, effective data rate for machine data is, on average, increased by 4x. In addition, Neurpac-encoded data streams have shown in testing to be significantly less vulnerable to transmission errors than compressed data.

2. Potential benefits for AI. Neurpac's features and fundamental structure make it a potentially significant contributor to the development of AI algorithms. Neurpac may be able to significantly increase the speed and efficiency of AI algorithms because of its combination of very fast runtime execution speed, reduced file sizes and its random access feature. Research by the Company on the potential application of Neurpac to AI is in its early stages, and there can be no assurance that it will be successful, or it will be released as a commercial product or feature.

3. Searchability and random access. Data that has been encoded using Neurpac is searchable and randomly accessible, unlike most compressed data, and therefore we believe has the potential to significantly improve access to stored data, which could resolve a major issue that concerns many companies and organizations: making the massive amount of stored IoT data useful. Commercialization of such a capability will entail significant time and investment of resources. There can be no assurance that it will be successful, or it will be released as a commercial product or feature.

4. Security. Neurpac in standard form confers a kind of security that does not, unlike standard encryption, require any additional computing steps, new hardware, added latency or other computational burden. In the same computational step as data is reduced, Neurpac's process relies on "codebooks" particular to the data source that substitutes representations, or indexes, for patterns in data messages. This substitution of the original message's content with indexes makes the messages unreadable to anyone who does not have the codebook that was used to encode the message. The security natively provided by Neurpac is not encryption, and no standards organization or governmental certifications have been sought or awarded with respect to Neurpac security. Consequently, the Company cannot advertise it as such. A version of Neurpac is under development that may be considered to incorporate encryption, but no assurance can be made that such version will be successfully developed or if developed, that it will prove to be of economic value to the Company.

5. Intrusion detection potential. The Company has postulated mathematical principles that would allow a user to detect an intrusion of Neurpac-encoded data streams. If the Company were to successfully implement these principles and develop this feature, the Company believes that many potential commercial customers and the U.S. Government may be interested in its adoption. Moreover, since this capability would only be available to users of Neurpac, if it were to be developed it may encourage the wider adoption of Neurpac, especially for customers for whom intrusion detection is of key interest. Many other intrusion detection software products are on the market, but the approach the Company plans to adopt is fundamentally different from existing techniques and may be complementary to other such technologies. There can be no assurance that the development of intrusion detection will be successful, or that it will be released as a commercial product or feature.

Neurcom

AtomBeam's second product in development, Neurcom, uses a unique artificial intelligence software to reduce the size of images that are generated by modern sensors, like light detection and ranging, or LiDAR, which builds images using lasers and is used in many autonomous vehicles, as well as synthetic aperture radar images generated by satellites and aircraft and other sensor-generated images. These are big files, and Neurcom has been shown in early testing to improve the performance of compression in testing performed in conjunction with the U.S. Air Force Research Laboratory. The core of Neurcom's intellectual property is its artificial intelligence software, which has been demonstrated to be applicable not only to specialized sensor image files, but is believed also to be applicable to other "lossy" compression algorithms to improve their performance, such as electro-optical images and audio files. Early research and testing have demonstrated that the technology may apply to these other use cases, but more work is required to prove its efficacy in a broad range of applications.

Neurcom's approach to data reduction is "lossy", and therefore does not apply to the data types for which Neurpac, which is "lossless", is appropriate, such as telemetry, geolocation, control data and other data for which no loss of fidelity is acceptable. Compression algorithms used for images, video and audio files for most uses are necessarily lossy, since the original, uncompressed files cannot be reduced sufficiently by "lossless" data reduction for such applications as consumer video and audio and most commercial uses, and the lossy compression is designed to retain only the data that is perceptible to human consumers of images and audio. Lossy compression algorithms first eliminate most, usually over 90%, of the video or audio file with various techniques prior to compressing the remainder. Neurcom adds another layer to this process based on its patent pending artificial intelligence algorithm that processes the file *before* it reaches the lossy compression,

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reducing the amount of data that needs to be compressed, resulting in a file that is smaller than what would be achievable without Neurcom's pre-processing.

Complementary Applications of Neurpac and Neurcom

Many data streams from IoT devices consist simply of telemetry, geolocation and other data for which the entire file must be reproduced, for which the use of Neurpac may be effective. In many instances, however, machine data streams that include data that is appropriate for Neurpac also incorporate images, video, or audio, for which lossy compression is appropriate. Consequently, in many instances, we believe that the combination of Neurpac and Neurcom may add significant effective bandwidth to a data stream of mixed data types. Many companies and governments devote significant resources to increasing available bandwidth, through improving hardware, eliminating bottlenecks with software, and other means that are generally more costly than Neurpac and Neurcom are likely to be. Consequently, if the Company is successful in building and fielding a product that combines Neurpac and Neurcom, Management believes that such a product would be in demand by many users.

Platforms

AtomBeam offers its customers its Neurpac software in two formats:

- Software as a Service, or SaaS, to which a user "subscribes" their devices to a cloud-based service

- An SDK, which includes a copy of Neurpac software, manuals, testing software, and other components used by customers for in-depth testing and integration into their solution. This is a useful solution for situations in which the customer is a company that makes hardware products in which Neurpac can be added to the "software stack" of the hardware device.

Further, in the longer term, the Company intends for this product to be integrated onto semiconductors.

In the Company's view, for its products to be widely used, they must be made to be invisible to the end user, and also very simple for an engineer to incorporate AtomBeam software in a product to be sold to an end user. The first step the Company has undertaken to make its products easily incorporated in devices, operating invisibly to end users, with maintenance and updating all in the background is its SaaS offering. To this end, the Company's close partnership with Viasat has enabled the Company to undertake the deep integration into the Amazon Web Service ("AWS") cloud that is required to make Neurpac, and later potentially Neurcom, available to makers of devices as the Company's cloud-based SaaS. The Company's SaaS product was released in its first Beta version in April 2024, with the production version 1.0 released in January 2025, and it is too early to determine its commercial viability.

Incorporation of its products in semiconductors is a key long term goal of the Company. The Company has performed early work related to the effort for Neurpac under an Air Force contract and has submitted a proposal to the U.S. Space Force in order to seek funding to continue this work. The Company believes that integrating its products on semiconductors will be the way the Company's technologies could be adopted at the greatest scale. Integration of Neurpac and Neurcom on chips makes possible their inclusion on logic boards, which simplifies their incorporation in devices and enables rapid, low cost, widespread adoption, and such devices, moreover, could communicate with the AtomBeam SaaS. There can be no assurance that incorporation of the Company's products in semiconductors will be successful, or released as a commercial product, and if released, that such semiconductors will be commercially successful.

Other Developments

As a software company, we anticipate that we will continue to evolve, and our product innovation policy includes continuing to innovate and develop our current products as well as to opportunistically take advantage of discoveries during the development of those products. For instance, on working on Neurpac's core capabilities, we noticed the potential for a variation on generative AI large language models, such as OpenAI's ChatGPT and Anthropic's Claude. Our variation, which we describe as a Persistent Cognitive Machine ("PCM") is in the process of being built using *data-as-codewords*, and therefore could potentially be trained on any data type, including mixed data types such as time series data, as opposed to language. This codewords-only training model means that our model may be data-type agnostic and could potentially be trained on large collections of Neurpac-encoded data directly, which may not be possible for other models used in generative AI that expect specific data types. Moreover, because codewords effectively compact data size, in limited testing we have been able to operate an early prototype of PCM on a laptop.

The PCM aims to combine advanced language and reasoning models with innovative components to create a "thinking machine." Our design for PCM integrates large language models (LLMs) and reasoning models (RMs) as foundational tools, enhanced by a unique executive system and a "thought cache." The goal will be for the thought cache to function as the machine's memory, enabling it to remember interactions, generalize from experiences, and learn continuously.

It is important to emphasize that the PCM is an exploratory research project at this stage of its development, and it may never become a product or component of a product that ultimately has significant value. As of September 2025, approximately 15 months of effort has been expended on development and early patenting of Atombeam's generative AI technology, with the result that an early prototype has been coded and 23 patents have been issued, 7 patents are allowed and 72 patents are pending related to the potential generative AI technology. Development of robust, reliable generative AI models is highly challenging and requires specialized expertise that may not be available to the Company. The Company believes that the PCM will require significant early investment, which it estimates will be approximately $2.5 million for its initial stage of field testing and advanced development. The Company believes that could take approximately nine to 12 months to complete this initial stage, which would primarily consist of prototype development, patenting costs and field testing to achieve a level of maturity sufficient to demonstrate the PCM to prospective development partners and customers. Currently, the Company intends to allocate approximately 50% of the funds allocated to "Software Development" in the "Use of Proceeds" section above on this development. The Company believes that until it gets the initial stage underway, it is too early to make assessments on this product on how much additional resources it will need to dedicate or whether it is worthwhile to continue this development at all. This project is still at an early stage would be subject to all the risks in developing a new technology including those described in "Risk Factors" and specifically, "Risk Factors – Developing new products and technologies entails significant risks and uncertainties."

Our Customers

The Company markets its product to manufacturers and end-users of IoT devices, including for use in cars, heavy machinery, factories, wearables, smart buildings, and much else, with significant engagement with several large corporations and the U.S. Government, including the U.S. Department of Defense. The Company has yet to receive revenue from its Neurpac SaaS product but plans to derive its commercial revenue from one-time payments and annual license and maintenance fees based on the number of connected devices and the amount of data processed. The Company will also seek to license resellers such as cloud service providers, including Amazon Web Services, who are working with the Company to build AtomBeam's Neurpac into their cloud offerings and to offer the combination service to their customers, remitting SaaS fees to AtomBeam. There can be no assurance that the Company's relationships with current and prospective customers or partners will result in revenue to the Company.

The Company is currently in the early revenue stage of development and is currently performing under a Phase II contract and an Other Transaction Authority contract with the U.S. Department of Defense (the "DoD"), each for $1.2 million. The Company's customers consist of two branches of the DoD, the U.S. Air Force and the U.S. Space Force. In addition, the Company has submitted proposals to other Federal agencies and is actively working with members of different branches of the DoD to gain further traction in defense, as well as with large defense contractors.

Our Partners

AtomBeam has entered into partnership relationships with several companies including: Ericsson, Viasat, Nvidia, Intel, HPE and Alhamrani Universal. The partnership relationship varies between companies and can include the following: inclusion on a preferred vendor list, invitations to participate in certain forums; listing on the other company's website, and introductions and networking opportunities. At this point, we are using the partnership relationship to expand the knowledge regarding our product and opening up networking opportunities. Currently, none of these relationships involve the purchase or sale of our current and future products.

Industry and Competition

The Company's software primarily impacts IoT connectivity, which is estimated to be a $344 billion market in 2025 and expected to grow to $1.8 trillion in 2034, a 20.2% CAGR, according to Expert Market Research Claight report dated December 24, 2024 . For its data reduction capability, AtomBeam's primary competition is increased IoT network capacity, such as the expansion of cellular networks, launching more satellites, and upgrades of private IoT systems. For increased data speed, competition could be construed as edge computing solutions such as those sold by MobiledgeX, Mutable, Edge Gravity, Ori, and others. AtomBeam also provides enhanced IoT security; there are many IoT encryption and security monitoring companies, such as Armis, Claroty, Forescout, NAGRA, and Palo Alto Networks.

Employees

The Company currently has 45 full-time employees (including consultants) and 10 part-time employees (including consultants).

Regulation

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and future business plans, many of which are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These laws and regulations involve matters including technology, software, privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. Foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations, or penalties or fines for non-compliance, or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate and intend to operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is and/or will be critical to our operations, including data shared between countries or regions in which we currently and/or in the future operate and data shared among our products and services. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect our ability to provide our services.

In compliance with industry-specific regulations relevant to the provision of SaaS solutions, our company follows applicable laws and standards, including the Health Insurance Portability and Accountability Act (HIPAA) for healthcare services, the Gramm-Leach-Bliley Act (GLBA) for financial services, and the Family Educational Rights and Privacy Act (FERPA) for educational software. These efforts are aimed at ensuring the confidentiality and security of sensitive information across our varied service offerings. Our approach to compliance is designed to be responsive to the evolving nature of legal requirements in our industry sectors.

Intellectual Property

The Company has 99 issued and 26 allowed patents, and has filed an additional 167 pending patents. The Company's patent portfolio relates to both proposed uses of the technology as well as mathematical and architectural approaches that further optimize the Company's software. Potential uses include applications unrelated to IoT, including its use in data centers. Patent filings related to optimization include the application of highly complex mathematical techniques and approaches that are expected to have the effect of increasing execution speed, improving security, and further improving compaction ratios. Certain patent filings of the Company are primarily concerned with its second product, Neurcom, which still under development and for which research continues to provide insights relevant to patenting opportunities. Many of the recent patent filings are related to development of intellectual property related to the PCM.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property

The Company leases office space in Moraga, California. The lease term is month to month. Rent expense was $24,000 and $24,000 as of December 31, 2024 and 2023, respectively.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out the Company's officers and directors as of December 31, 2024. All of the officers and directors work with the Company on a full-time basis except as indicated below.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part-time)/full-time
Executive Officers:				
Charles Christopher Yeomans	Chairman, President & CEO	69	Appointed 9/01/2017	Full-time
Rajiv Bhagat	CFO	63	Appointed 2/12/2024	30 hours
Joshua Cooper	Chief Scientific Officer	47	Appointed 4/14/2022	10 hours
Chuba Udokwu	Chief Operating Officer	70	Appointed 2/12/2024	Full-time
Stephen Collins	Chief Revenue Officer	62	Appointed 11/04/2024	Full-time
Directors:				
Charles Christopher Yeomans	Director	69	Appointed 9/01/2017	
Courtney Monroe Benham	Director	66	Appointed 4/1/2019	
Mojgan Haddad	Director	59	Appointed 4/1/2019	
Christian D. Becker	Director	59	Appointed 2/12/2024	
Greg Caltabiano	Director	65	Appointed 2/12/2024	
Chuba Udokwu	Director	70	Appointed 2/12/2024	

Charles Yeomans, Chairman, President & CEO, and Director

Charles Yeomans serves as AtomBeam's Chairman, President and Chief Executive Officer and has been in this position since 2017. He has over 30 years of experience in both executive management and investment banking. He has been the CEO or COO of three companies, including 2 startups and a $50 million revenue company with 250 employees. He has also been the architect of the founding of several successful companies in the 1990s, including two of the nation's largest insurance brokerages. Mr. Yeomans was also an investment banker at Drexel Burnham Lambert and an intelligence officer in the U.S. Navy. He received an AB degree from Kenyon College and an MBA from Stanford University.

Rajiv Bhagat, Chief Financial Officer

Rajiv Bhagat serves as AtomBeam's Chief Financial Officer. Mr. Bhagat has over 30 years of progressive experience in financial management in a wide range of industries, including technology, manufacturing and professional services. His background includes controllership, treasury, fundraising, mergers & acquisitions and financial planning & analysis (FP&A). He has particular experience in the management and development of Software as a Service ("SaaS") and early-stage software companies. Between 2021 and 2023, Mr. Bhagat served as Senior Vice President of Finance and later as a Consultant at Ushur, Inc., where he steered this venture-backed SaaS company through its Series C funding. From 2016 to 2021, he was VP of Finance at rfXcel Corporation, another venture-led SaaS company, where he established the necessary infrastructure for its growth, led the company's Series B funding and was instrumental in its acquisition by Antares Vision S.p.A. He received a B.S. from the University of California, Berkeley and an MBA from the University of Chicago Booth School of Business.

Chuba Udokwu, Chief Operating Officer and Director

Chuba Udokwu serves as AtomBeam's Chief Operating Officer. Mr. Udokwu is a seasoned business and technology executive with a proven track record of business and technical management. He has worked at both startup companies and larger established companies and has therefore developed a unique perspective and experiences. From 2018 to 2024, Mr. Udokwu served as the Managing Partner of Equitastech, LLC, a consulting firm focused on the technology and communications industries. Prior to Equitastech, LLC, he served as a Senior Vice President of Engineering at Overture Networks, a Vice President at Alcatel-Lucent, a Vice President at Sonus Networks, and a Vice President at Bell Labs. Mr. Udokwu received a B.S. from Columbia University and an M.S., Operations Research, from Columbia University.

Stephen Collins, Chief Revenue Officer

Stephen Collins serves as AtomBeam's Chief Revenue Officer. Mr. Collins is a highly experienced executive with over 25 years of experience in sales and management. From 2021 to 2024, Mr. Collins was the Sales Director, Strategic Accounts of Ribbon Communications. Prior to Ribbon Communications, he served as Vice President, Global Sales at Benu Networks, a Vice President, International Sales at Casa Systems, Inc, a SVP Sales, Communications Solutions at Neustar, Inc., a Vice President, Global Sales at Radisys Corporation and a VP and GM Americas Sales at Sonus Networks. Mr. Byles received a BA from University of Virginia.

Joshua Cooper, Chief Scientific Officer

Dr. Joshua Cooper serves as AtomBeam's Chief Scientific Officer and has worked with AtomBeam for approximately 7 years. He has been a Professor at the University of South Carolina since 2006, and specializes in Discrete Mathematics, Combinatorial Algorithms, and Machine Learning. He has over 25 years of experience in a variety of industry roles. In addition to helping dozens of companies design and implement technological solutions informed by modern Data Science, he has led R&D efforts in multiple sectors, including digital signal processing, social media marketing, medical devices, and financial reporting. Dr. Cooper received a B.S., Mathematics and Linguistics from the Massachusetts Institute of Technology, and a PhD in Mathematics (Extremal Combinatorics) from the University of California, San Diego.

Christian Becker, Director

Rear Admiral Christian "Boris" Becker is a member of the Board of Directors of AtomBeam. Rear Admiral Becker has over 30 years of military and government service. He is a retired two-star Rear Admiral, and former Commander of the Naval Information Warfare Systems Command, an 11,000-headcount command responsible for acquisition and development of communications and intelligence technology for the U.S. Navy. From 1987 until 2020, Rear Admiral Becker worked for the U.S. Navy in various operational and leadership positions. From 2021 to 2022, he was President of Terran Orbital. From 2020 to present, he was President of Silvergate Consulting, LLC. From 2023 to present, he was a Senior Partner of Elara Nova. From 2023 to present, he was President of OneLight Sensing. Rear Admiral Becker received a B.S., Electrical and Electronics Engineering, from Boston University, an M.S. from The George Washington University, and he completed the Executive Fellows program at Harvard University's Kennedy School of Government. He was commissioned from the Naval Reserve Officers Training Corps program.

Courtney Benham, Director

Courtney Benham is a member of the Board of Directors of AtomBeam. He has over 30 years of experience as an entrepreneur. After college, he pursued a career for several years on the professional tennis circuit. By the time his tennis career had ended, his father had added winemaking to his agricultural interests and Courtney went to work for his father's label, Lost Hill. After years in the custom-crush winemaking business, he created Blackstone, his first major label. Courtney built Blackstone into a category leader in under a decade, then sold the brand in order to pursue a new acquisition, Martin

Ray. From 1992 to present, he has been the owner of Martin Ray Winery. He received a B.A. from the University of California, Berkeley.

Greg Caltabiano, Director

Greg Caltabiano is a member of the Board of Directors of AtomBeam. He is a highly experienced CEO and investor in IoT, AI, network and cloud-based infrastructure companies. From 2019 to present, he was an Operating Partner at HGGC, a private equity fund. He is also a partner of venture capital firm Translational Partners. He has extensive international experience in managing geographically dispersed teams, including multi-year in- country assignments in Japan, Hong Kong/China, Israel, and France. He is skilled in creating and executing growth strategies for venture backed and public companies, and has a successful track record on both sides of M&A transactions. Mr. Caltabiano was the President and CEO of ACCO, the President and CEO of Teknovus, and the President and COO of SOMA Networks Mr. Caltabiano received a B.S., Electrical Engineering, from Princeton University and an MBA from Stanford University.

Mojgan Haddad, Director

Mojgan Haddad is a member of the Board of Directors of AtomBeam. Ms. Haddad has 25 years of software engineering and operating experience in the bioinformatics and biomedical industries. From 2021 to present, Ms. Haddad was a Vice President of Engineering at Dotmatics. From 2020 to 2021, she was a Senior Director Software Engineering at Corin Group. From 2015 to 2020, Ms. Haddad worked at Talis Biomedical Corporation. She received a Masters Degree in Computer Science and Artificial Intelligence from Technische Universitat Wien, and a PhD in Computer Science from Technische Universitat Wien. She also completed a Post-Doc in Computational & Mathematical Biology at University of California, San Francisco.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2024, we compensated our four highest paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)		Total compensation ($)	
Charles Yeomans	CEO	$	240,000	$	18,600	$	258,600
Stephen Collins	Chief Revenue Officer	$	275,000	$	0	$	275,000
Chuba Udokwu	Chief Operating Officer	$	396,000	$	0	$	396,000
Rajiv Bhagat	Chief Financial Officer	$	256,375	$	0	$	256,375

In 2024, the Company had six directors. Two of the Company's directors, Christian Becker and Greg Caltabiano, were granted 50,000 RSUs, subject to standard vesting over 24 months and a liquidity event. Our other four directors were not issued any RSUs in 2024 for their capacity as directors.

Mr. Yeomans' annual base salary was increased to $360,000 in December 2024 on achievement of $10 million in equity financing. He also has a targeted bonus of $360,000.

Mr. Bhagat was paid at a rate of $175 per hour and averaged approximately 30 hours per week. His rate was increased to $200 per hour effective January 1, 2025.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following companies and persons linked to members of our management are party to related party transactions:

Courtney Benham, a Director of the Company has invested a total of $1,650,200 in the Company through his investment vehicle Wazoo Partners, LLC in the form of equity, convertible notes and debt. The total amount invested through straight promissory notes is $450,000, and the total invested through convertible promissory notes is $800,000, and these convertible notes have been converted into common stock. In addition, Wazoo Partners LLC invested $400,200 in equity when the

Company was under its former name and corporate form, Drivewarp LLC. As of December 31, 2025, the only outstanding amounts are for the promissory note of $450,000 in principal and $83,123.29 in accrued interest.

Between April 2019 – October 2020, Dr. Mojgan Haddad, a Director of the Company and her husband Asghar Riahi, invested through the Ali A. Riahi & Mojgan Haddad Family Trust, which invested a total of $135,000 in convertible notes, in 2024, these convertible notes have been converted into 334,552 shares of common stock.

Between April 2019 – October 2020, Charles Yeomans, the Company's Chairman and CEO, invested through the Charles C. Yeomans And J. Desiree LeClerc Family Trust, invested total of $108,500 in convertible notes, and in 2024 these convertible notes have been converted into 269,477 shares of common stock..

The Form of Promissory Note, as amended, Form of Convertible Note, the 2021 Stock Incentive Plan and Form of Notice of Restricted Unit Award have each been filed as exhibits to this annual report.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The auditor has included a "going concern" note in the audited financials.
The Company's auditor has issued a "going concern" opinion on their financial statements, which means the Company may not be able to succeed as a business without additional financing. AtomBeam is not yet profitable, which means that it relies upon funds from investors (along with any profits it makes from our business) to pay for its operations The Company has incurred net losses since inception, including a loss of $7,823,097 for the year ended December 31, 2024, and used $6,511,712 of cash in operating activities during that period, approximately $543,000 per month. Although the Company held $8,500,580 of cash and cash equivalents at December 31, 2024, it expects to continue to incur operating losses while it commercializes its technology. These factors raise substantial doubt about the Company's ability to continue as a going concern for the twelve-month period following the date of issuance of these financial statements.

We are an early-stage company and have not yet generated any profits. AtomBeam Technologies Inc. was formed on August 17, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AtomBeam Technologies Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We anticipate sustaining operating losses for the foreseeable future. It is anticipated that we will sustain operating losses for the foreseeable future as we expand our team, continue with research and development, and strive to gain customers and gain market share in our industry. Our ability to become profitable depends on our ability to expand our customer base. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

Our technology continues to be developed, and it is unlikely that we will ever develop our technology to a point at which no further development is required. AtomBeam has and continues to develop complex technology that requires significant technical and regulatory expertise to develop, commercialize and update to meet evolving market and regulatory requirements. If we are unable to successfully develop and commercialize our technology and products, it will significantly affect our viability as a company.

We may need to raise additional financing to support our operations, but we cannot be sure that we will be able to obtain additional financing on terms favorable to us when needed. If we are unable to obtain additional financing to meet our needs, our operations may be adversely affected or terminated. We have limited financial resources. There can be no assurance that we will be able to obtain financing to fund our operations in light of factors beyond our control such as the market demand for our securities, the state of financial markets generally, and other relevant factors. In addition, as part of its efforts to address its capital needs, the company may explore a range of strategic alternatives, which could include entering into partnerships or joint ventures, seeking additional equity or debt financing, or pursuing a sale or merger of the company. There can be no guarantee that any such strategic alternative will be available or successfully executed or that any amounts our investors will receive will be on favorable terms. Any sale of our Common Stock in the future may result in dilution to existing stockholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay any future indebtedness or that we will not default on our future debts, which would thereby jeopardize our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to continue the development of our technology, which might result in the loss of some or all of your investment in our common stock.

As we grow our business, we may not be able to manage our growth successfully. If Growth may place significant strain on our financial, operational, and managerial resources. And, accordingly, we will face business risks commonly associated with rapidly growing companies, including the risk that existing management, information systems and financial and internal controls may be inadequate to support our growth. We cannot predict whether we will be able to respond on a timely basis, or at all, to the changing demands that our growth may impose on our existing management and infrastructure. For example, increasing demands on our infrastructure and management could cause any of the following to occur or increase:

- inadequate internal controls required for a company doing public offerings (including Regulation CF and Regulation A);

- delays in our ability to handle the volume of customers; and

- failure to properly review and supervise personnel to make sure we are compliant with applicable regulations.

This risk is illustrated by the fact that the Company has restated its previously reported financial statements as of and for the year ended December 31, 2023, and related disclosures. The restatement of the Company's financial statements is subsequent to an independent audit of the year 2024 financial statements. During the audit of the fiscal year 2024 financial statements, identified material posting and classification differences. Specifically, the Company bifurcated an embedded conversion feature in its senior convertible notes and recorded a related derivative liability, accrued previously unrecorded interest on those notes, recognized depreciation and amortization that had not been recorded on fixed and intangible assets, corrected the classification of certain working-capital items, and reclassified equity-issuance costs from financing cash flows to additional paid-in capital. The effects of the restatement, including the correction of all errors identified by Company's management are reflected in the Company's financial statements and accompanying notes included herein.

The Company depends on key personnel and faces challenges recruiting needed personnel. The Company's future success depends on the efforts of its key personnel. To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. In particular, the Company is significantly dependent on retaining its CEO, Charles Yeomans, its Chief Operating Officer, Chuba Udokwu, its Chief Revenue Officer, Stephen Collins, and its Chief Financial Officer, Rajiv Bhagat.

We face significant market competition. We compete with larger, established companies who currently have products on the market and/or various respective product development programs, including large telecommunications companies, satellite operators and other companies that are building additional bandwidth. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or create superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We believe that our ability to compete successfully depends on a number of factors, including the type and quality of our products and the strength of our brand names, as well as many factors beyond our control. We may not be able to compete successfully against current or future competitors, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand the development and marketing of new products, any of which would adversely impact our results of operations and financial condition.

Reliance on a single service or product is risky and if we fail to convince potential customers to use our product, our Company may not be successful. All of our current services are variants of one type of service and/or product, specifically the reduction of the size of data with software for which standard data compression algorithms is either not effective or for which we believe that the Company's software provides significantly superior performance. Compression algorithms are typically limited by their architecture to seeking repetitions of pattern within a single data file, or a batched group of files; the small size of files generated by machines generally makes the use of compression for individual files typically ineffective and thus compression is generally not used unless the application is not sensitive to latency, in which case multiple files can be grouped to make them large enough in aggregate for compression to be effective. This limitation does not apply to Neurpac, for which the size of the individual files is generally irrelevant to the performance of the software. For many types of data, Neurpac enables significant reduction of the size of files in real time, effectively increasing the available bandwidth for a given network for the transmission of machine generated data. The first version of the Company's first commercial product, Neurpac, was released commercially as a Software as a Service ("SaaS") Beta product in April 2024. Neurpac 1.0 was commercially released in February 2025 and we have yet to receive revenue from it. Our second product, Neurcom, has not yet been released either as a software product or as a SaaS, and so the Company is currently reliant on the Neurpac as its only released product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products. Even if we develop an operational product, the product may never be used to engage in transactions, or its use may be far more limited than the Company anticipates. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties. We have only recently released the first version of our Neurpac product as a SaaS. As its a first version, we intend to continue to build on this product and improve on its capabilities. Further, we plan to continue to innovate and to opportunistically look at ways to build on existing technology, for instance using our code word ideas in the artificial intelligence space (see "The Company's Business – Other Developments" below). There are substantial risks and uncertainties associated with these efforts, both in the development of these new products and services, as well as the execution and delivery of these products and services to our customers. We may invest significant time and resources into these endeavors, and there is no guarantee we will be successful in our development and/or launch of such products and services. Initial timetables for the introduction and development of such new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing these new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. For instance, delays or cost overruns in the development of instantiation of our software as a SaaS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel, consultants and advisors is critical to our success. These demands may require us to hire additional personnel, consultants and advisors and will require our existing management personnel to develop additional expertise. We face intense competition for personnel, consultants and advisors. The failure to attract and retain personnel, consultants and advisors or to develop such expertise could delay or halt the development and commercialization of our product candidates. Specifically, our software is classed as middleware, which requires users to integrate it into their existing software. This limits the accessibility of the software to engineers who have the technological sophistication to undertake this integration process, and costs money and time, which may limit the appeal of AtomBeam's product to the broader market. If we experience difficulties in hiring and retaining personnel in key positions, or in hiring consultants and advisors, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We rely on other companies to provide certain hardware and software for our products. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. While we are not dependent on any one supplier for any of our hardware or software, our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and subsystems which meet required specifications and perform to our and our customers' expectations. If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse impact on the Company. These include various systems such as Jira, Amazon Web Services, Microsoft Office and other systems used by the Company.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including software development, instantiation in hardware of the Company's software, cloud services, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Unproven market for AtomBeam's software which has yet to be evaluated. AtomBeam's software is highly innovative and represents a new category for technology products. As such, until the Company achieves substantial revenue, there can be no assurance that a market exists for the Company's product. AtomBeam necessarily depends on a recognition of the economic value its software provides to prospective customers; if prospective customers do not find such economic value to be present, the Company may not achieve its financial objectives.

Our products could fail to achieve the sales projections we expect. We have only recently released our first SaaS product and we still have several others in development. Our growth expectations are based on an assumption that with an increased advertising and marketing budget, our products (both our current one as well as the other ones once developed) will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our trademarks, patents, trade secrets and other intellectual property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. The Company owns a trademark for "AtomBeam" and has copyrights, Internet domain names, and trade secrets. The Company has been assigned 99 issued patents, 26 allowed patents and 167 pending patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. We also have pending patents that may not be protected. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may negatively impact the Company's business and financial resources and your investment in us.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them. Trademark and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into commercial contracts and licenses and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. We believe our products and technology may be highly disruptive to a very large and growing market. Our competitors are well capitalized with significant intellectual property protection and resources and they (and/or patent trolls) may initiate infringement lawsuits against our Company. Such litigation could be expensive and could also prevent us from selling our products, which would significantly harm our ability to grow our business as planned.

Potential for theft of our intellectual property may harm our results. The Company's product is software, and as such, the potential exists for a third party to copy or develop on their own a version of the Company's product. The Company is diligent in its patent filings and intends to vigorously defend its intellectual property, and also maintains a secure approach to software development. The Company, however, may not be aware of copying of its software or infringement of its patents by third parties, and even if the Company is made aware of such copying or infringement, it may not be successful in defending its rights to its intellectual property.

Risks Related to Defense Contracting

We depend heavily on contracts with the U.S. Government for a substantial portion of our business. Changes in the U.S. Government's priorities, or delays or reductions in spending could have a material adverse effect on our business. We currently derive most of our sales from work performed under U.S. Government contracts. Budget uncertainty, the potential for U.S. Government shutdowns, the use of continuing resolutions, and the federal debt ceiling can adversely affect our industry and the funding for our programs. If appropriations are delayed or a government shutdown were to occur and were to continue for an extended period of time, we could be at risk of program cancellations and other disruptions and nonpayment. When the U.S. Government operates under a continuing resolution, new contract and program starts are restricted and funding for our programs may be unavailable, reduced or delayed. Shifting funding priorities or federal budget compromises, also could result in reductions in overall defense spending on an absolute or inflation-adjusted basis, which could adversely impact our business.

Our contracts with the U.S. Government are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal year basis even though contract performance may extend over many years. Consequently, contracts are often partially funded initially and additional funds are committed only as Congress makes further appropriations over time. To the extent we incur costs in excess of funds obligated on a contract or in advance of a contract award or contract definitization, we are at risk of not being reimbursed for those costs unless and until additional funds are obligated under the contract or the contract is successfully awarded, definitized and funded, which could adversely affect our results of operations, financial condition and cash flows.

We are subject to extensive procurement laws and regulations, including those that enable the U.S. Government to terminate contracts for convenience. Our business and reputation could be adversely affected if we or those we do business with fail to comply with or adapt to existing or new procurement laws and regulations, which are regularly evolving. We and others with which we do business must comply with laws and regulations relating to the award, administration and performance of U.S. Government contracts. Government contract laws and regulations affect how we do business with our customers and impose certain risks and costs on our business. A violation of these laws and regulations by us, our employees, others working on our behalf, a supplier or a joint venture partner could harm our reputation and result in the imposition of fines and penalties, the termination of our contracts, suspension or debarment from bidding on or being awarded contracts, loss of our ability to export products or perform services and civil or criminal investigations or proceedings. In addition, costs to comply with new government regulations can increase our costs, reduce our margins and adversely affect our competitiveness.

Government contract laws and regulations can impose terms or obligations that are different than those typically found in commercial transactions. One of the significant differences is that the U.S. Government may terminate any of our government contracts, not only for default based on our performance, but also at its convenience. Generally, prime contractors have a similar right under subcontracts related to government contracts. If a contract is terminated for convenience, we typically would be entitled to receive payments for our allowable costs incurred and the proportionate share of fees or earnings for the work performed. However, to the extent insufficient funds have been appropriated by the U.S. Government to the program to cover our costs upon a termination for convenience, the U.S. Government may assert that it is not required to appropriate additional funding. If a contract is terminated for default, the U.S. Government could make claims to reduce the contract value or recover its procurement costs and could assess other special penalties, exposing us to liability and adversely affecting our ability to compete for future contracts and orders. In addition, the U.S. Government could terminate a prime contract under which we are a subcontractor, notwithstanding the fact that our performance and the quality of the products or services we delivered were consistent with our contractual obligations as a subcontractor. Similarly, the U.S. Government could indirectly terminate a program or contract by not appropriating funding. The decision to terminate programs or contracts for convenience or default could adversely affect our business and future financial performance.

We are subject to audit by our customers on government contracts and the results of those audits could have an adverse effect on our business, reputation and results of operations. U.S. Government agencies, including the Defense Contract Audit Agency, the Defense Contract Management Agency and various agency Inspectors General, routinely audit and investigate government contractors. These agencies review a contractor's compliance with applicable laws, regulations and contract terms, regarding, among other things, contract pricing, contract performance, cost structure and business systems.

If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including reductions of the value of contracts, contract modifications or terminations, forfeiture of profits, suspension of payments, penalties, fines or suspension or debarment from doing business with the U.S. Government. Suspension or debarment could have a material adverse effect on us because of our dependence on contracts with the U.S. Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Similar government oversight and risks to our business and reputation exist in most other countries where we conduct business.

Exports and imports of certain of our products may be subject to various export control, sanctions, and import regulations and may require authorization from regulatory agencies of the U.S. or other countries. We must comply with various laws and regulations relating to the export and import of products, services, and technology from and into the U.S. and other countries having jurisdiction over our operations. In the U.S., these laws and regulations include, among others, the Export Administration Regulations (EAR) administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations (ITAR) administered by the U.S. Department of State, embargoes and sanctions regulations administered by the U.S. Department of the Treasury, and import regulations administered by the U.S. Department of Homeland Security and the U.S. Department of Justice. Certain of our products, services, and technologies have military or strategic applications and are on the U.S. Munitions List of the ITAR, the Commerce Control List of the EAR, or are otherwise subject to the EAR and/or the U.S. Munitions Import List, and we are required to obtain licenses and authorizations from the appropriate U.S. government agencies before exporting these products out of the U.S. or importing these products into the U.S. U.S. foreign policy or the foreign policy of other licensing jurisdictions may affect the licensing process or otherwise prevent us from engaging in business dealings with certain individuals, entities, or countries. Any failure by us, our customers, or our suppliers to comply with these laws and regulations could result in civil or criminal penalties, fines, seizure of our products, adverse publicity, restrictions on our ability to engage in export or import transactions, or the suspension or debarment from doing business with the U.S. government. Moreover, any changes in export control, sanctions, or import regulations may further restrict the export or import of our products or services, and the possibility of such changes requires constant monitoring to ensure we remain compliant. Our ability to obtain required licenses and authorizations on a timely basis, or at all, is subject to risks and uncertainties, including changing laws, regulations, or foreign policies, delays in Congressional action, or geopolitical and other factors. If we are not successful in obtaining or maintaining the necessary licenses or authorizations in a timely manner, our sales relating to those approvals may be prevented or delayed, and revenue and profit previously recognized may be reversed. Any restrictions on the export or import of our products or product lines could have a material adverse effect on our competitive position, results of operations, financial condition, or liquidity.

Risks Related to Cybersecurity

If our security measures are breached or unauthorized access to individually identifiable biometric or other personally identifiable information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities. In the ordinary course of our business, we may collect and store sensitive data, including personally identifiable information ("PII"), owned or controlled by ourselves or our customers, and other parties. We communicate sensitive data electronically, and through relationships with multiple third-party vendors and their subcontractors. These applications and data encompass a wide variety of business-critical information, including research and development information, patient data, commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit, and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data. Data breaches occur at all levels of corporate sophistication (including at companies with significantly greater resources and security measures than our own) and the resulting fallout stemming from these breaches can be costly, time-consuming, and damaging to a company's reputation. Further, data breaches need not occur from malicious attack or phishing only. Often, employee carelessness can result in sharing PII with a much wider audience than intended. Consequences of such data breaches could result in fines, litigation expenses, costs of implementing better systems, and the damage of negative publicity, all of which could have a material adverse effect on our business operations and financial condition.

Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions. The design of our current and future products is such that they will generally transmit a significant amount of personal or identifying information through our platform. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer our video surveillance solutions. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from customers and other individuals. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices. As we expand into new jurisdictions or verticals, we will need to understand and comply with various new requirements applicable in those jurisdictions or verticals.

To the extent applicable to our business or the businesses of our customers, these laws, regulations and industry standards could have negative effects on our business, including by increasing our costs and operating expenses, and delaying or impeding our deployment of new core functionality and products. Compliance with these laws, regulations and industry standards requires significant management time and attention, and failure to comply could result in negative publicity, subject us to fines or penalties or result in demands that we modify or cease existing business practices. In addition, the costs of compliance with, and other burdens imposed by, such laws, regulations and industry standards may adversely affect our customers' ability or desire to collect, use, process and store personal information using our software solutions, which could reduce overall demand for them. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market acceptance of our software solutions in certain verticals. Any of these outcomes could adversely affect our business and operating results.

The Company is vulnerable to hackers and cyber-attacks. As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AtomBeam or in its computer systen1s could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber- attacks either on our technology provider or on AtomBeam could harm our reputation and materially negatively impact our financial condition and business.

Risks Related to Regulations

Our business is and may become subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data use and data protection, content, competition, safety and consumer protection, e-commerce, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our products and business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and business plan, including privacy, data use, data protection and personal information, biometrics, encryption, rights of publicity, content, integrity, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence and machine learning, electronic contracts and other communications, competition, protection of minors, consumer protection, civil rights, accessibility, telecommunications, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation affecting the manner in which we display content to our users, moderate content, or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, loss of revenue, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

Risks Related to the Securities

Certain investors in our Regulation CF offerings have signed away their vote and will have no influence on the Company's decisions. Most of the Common Stock that our investors purchased in our Regulation CF offerings have no effective voting rights attached to them because in order to purchase the Common Stock and/or the Convertible Notes which converted into Common Stock, investors appointed the Company's CEO as their proxy. This means that investors have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. While there are no restrictions on the resale of the securities being offered pursuant to this offering under Regulation CF, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer and you may not be able to resell the securities at the price you paid for them.

We expect to raise additional capital through equity offerings, which may include providing discounts to large investors. Therefore, your interest in the Company is likely to continue to be diluted. We may offer additional shares of our stock, including in a concurrent private offering, which would dilute the ownership percentage of investors in this offering. Further, we may offer discounts on the price paid for our equity to investors investing significant amounts of money. This discount may immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering may be diluted by investments made by investors entitled to the discount, who may pay less for the same stake in the Company. Moreover, additional securities in a concurrent private offering or in future offerings may be offered at a lower valuation, which would dilute the interest of investors in this offering. See "Dilution" for more information, especially the impact of a "down round."

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

There is no current market for our capital stock, so you may not be able to sell your shares. Additionally, our capital stock, is subject to transfer restrictions. There is no formal marketplace for the resale of the Company's Common Stock, and the Company currently has no plans to list any of its shares on any over-the-counter (OTC), or similar, exchange. These securities are illiquid and there will not be an official current price for them, as there would be if the Company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Since the Company has not established a trading forum for the Common Stock, there will be no easy way to know what the Common Stock is "worth" at any time. Moreover, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such a liquidity event does not occur, investor could be left holding their shares until the Company runs out of capital and liquidates.

Additionally, our Bylaws also grant the Company the right of first refusal in the event a stockholder seeks to transfer its shares. For details, see "Description of Capital Stock – Bylaws."

Our Bylaws and Subscription agreement contain exclusive forum provisions for certain claims, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Bylaws, to the fullest extent permitted by law, provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Charter; our Bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. For suits brought under the Securities Act or the Exchange Act the federal courts of the United States shall have exclusively jurisdiction. Our Subscription Agreements for certain of our Regulation CF offerings require that the forum for suits arising under the Subscription Agreement by Federal and State courts in Delaware.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our Bylaws provide that the U.S. federal district courts will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a federal forum provision. Our decision to adopt a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the federal forum provision should be enforced in a particular case, application of the federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and neither the exclusive forum provision nor the federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will be deemed to have notice of and consented to our exclusive forum provisions, including the federal forum provision. These provisions may limit our stockholders' ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

You may not be able to participate in potential merger and acquisition transactions. Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation A and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg D or Reg CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of April 30, 2025 the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of Class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (2)	Percent of Class (6) (7)
Common Shares	Courtney Benham	3,730,423	0	20.1%
Common Shares	Asghar Riahi	2,970,552	0	16.0%
Common Shares	Charles Yeomans	2,709,477	7,096,509(3)	52.9%
Common Shares	Mojgan Haddad	2,494,552	0(5)	13.4%
Common Shares	All executive officers and directors as a group (9 Persons)	9,550,452	(3) 7,096,509(4) 285,000(5)	89.9%

(1) The address for all beneficial owners is the Company's address, 1036 Country Club Drive, Moraga, CA 94556.

(2) Excludes 2,467,020 Restricted Stock Units owned by Executives and Directors. Restricted Stock Units are not entitled to vote and are only convertible in limited circumstances. The following are the RSUs owned by the named individuals above: Courtney Benham (540,000), Charles Yeomans (576,000), and Mojgan Haddad (69,000). In addition, one of our beneficial owners listed above, Asghar Riahi has 96,000 RSUs.

(3) The Proxy Shares are the shares of Common Stock sold in prior Regulation Crowdfunding offerings or private placements, that Mr. Yeomans as CEO, has voting control over pursuant to the subscription agreement governing those offerings.

(4) Shares acquirable through the exercise of options granted under the 2019 Equity Incentive Plan.

(5) Does not include share information for Dr. Haddad's spouse, Asghar Riahi.

(6) Based on 18,552,826 shares of Common Stock outstanding.

(7) This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

RECENT OFFERINGS OF SECURITIES

The following are the exempt offerings conducted by the Company within the past three years:

Type of security sold: Debt
Final amount sold: $450,000.00
Use of proceeds: Software development and general corporate purposes
Date: May 19, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $500,000.00
Use of proceeds: Operations and software development
Date: July 31, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $921,500.00
Use of proceeds: Operations and software development.
Date: June 05, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $281,000.00
Use of proceeds: Software development, sales and marketing, operations.
Date: March 31, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,872,070
Number of Securities Sold: 689,964*
Use of proceeds: Software development, sales and marketing, operations
Date: December 2022 - June 2023
Offering exemption relied upon: Regulation CF
*does not include 2,400 repurchased by the Company.

Name: StartEngine Fees
Type of security sold: Common Stock
Final amount sold: $100,169.75
Number of Securities Sold: 11,697
Use of proceeds: N/A
Date: 06/30/2023
Offering exemption relied upon: Section 4(a)2

Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,910,131.20
Number of Securities Sold: 550,556
Use of proceeds: Software development, sales and marketing, operations
Date: October 2023 – December 29, 2023
Offering exemption relied upon: Regulation CF

Name: StartEngine Fees
Type of security sold: Common Stock
Final amount sold: $98,948.50
Number of Securities Sold: 11,705
Use of proceeds: N/A
Date: 12/29/2023
Offering exemption relied upon: Section 4(a)2

Name: Common Stock
Type of security sold: Equity
Final amount sold: $18,524,040
Number of Securities Sold: 2,704,524
Use of proceeds: Software development, sales and marketing, operations
Date: July 2024 – January 31, 2025
Offering exemption relied upon: Regulation A

Name: StartEngine Fees
Type of security sold: Common Stock
Final amount sold: $590,320.84
Number of Securities Sold: 23,155
Use of proceeds: N/A
Date: 01/31/2025
Offering exemption relied upon: Section 4(a)2

Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,417,961
Number of Securities Sold: 437,614
Use of proceeds: Software development, sales and marketing, operations
Date: October 2024 – January 2025
Offering exemption relied upon: Regulation D (Rule 506 (c))

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Company's Amended and Restated Certificate of Incorporation, as amended, Bylaws, copies of which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of the Company's capital stock, you should refer to the Amended and Restated Certificate of Incorporation, as amended, Bylaws and to the applicable provisions of Delaware General Corporation Law.

The Company is authorized to issue up to 40,000,000 shares of Common Stock, par value $0.0001 per share. As of April 30, 2025, there are 18,552,826 shares of Common Stock outstanding.

Investors in our previous offerings of Common Stock under Regulation A and Regulation CF were also required to grant a proxy, see the "The Proxy" below.

The Company's Securities

Voting Rights

Dividend Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends, if any, holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends if any, in the event of the Company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of the Common Stock.

Holders of the Common Stock have no conversion, preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Company's shares of Common Stock.

The Proxy

The majority of holders of Common Stock who purchased their shares and/or purchased convertible notes which subsequently converted to Common Stock in our Regulation CF offerings have granted the Company a proxy in the Subscription Agreement and agreed to allow the Company's CEO to vote their shares on all matters submitted to a vote of the stockholders, including the election of directors. Certain holders who purchased convertible notes in our first Regulation CF offering are not bound by the proxy. The proxy is irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Bylaws

Right of First Refusal

Section 8.14 of our Bylaws grants the Company the right of first refusal if any stockholder of any class of securities seeks to transfer its capital stock unless the proposed transaction relates to estate planning or a bona fide pledge or mortgage of shares with a commercial lending institution.

Stockholder Agreement

Holders of approximately 6,916,000 shares of our Common Stock have entered into a Stockholder Agreement which among other requirements has the following provision:

Drag-along

The holders agree that so long as holders of a majority of the holders of Common Stock agree, the Company may compel the participants in the Stockholder agreement to agree to such transfer.

Stock Option Plan

Under the Company's 2019 Stock Incentive Plan 650,000 shares of Common Stock were authorized, and options to purchase 555,000 shares were granted.

Restricted Stock Units (RSU)

As of June 30, 2025, the Company has granted Restricted Stock Units to purchase 5,996,458 shares, and has authorized up to a total of 8,500,000 Restricted Stock Units. The Company's 2021 Stock Incentive Plan was put in place to be effective December 20, 2021 and set forth the terms under which the Company provides for grants of Restricted Stock Units to its employees, which was the primary means of incentivizing its employees in 2022, 2023 and 2024, and is expected to remain the principal means it uses for this purpose. Vesting of the Restricted Stock Units is based on "two-tier" vesting, which includes a time-based tier over a period between two and four years (standard is four years), and a second tier that is based on the Company realizing a liquidity event.

Forum Selection Provisions

Our bylaws and subscription may have the effect of limiting an investor's ability to bring legal action against the Company and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Our Bylaws, to the fullest extent permitted by law, provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Charter; our Bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. For suits brought under the Securities Act or the Exchange Act the federal courts of the United States shall have exclusively jurisdiction. Our Subscription Agreements for certain of our Regulation CF offerings require that the forum for suits arising under the Subscription Agreement by Federal and State courts in Delaware.

The Subscription Agreement for certain of our Regulation CF offerings include a forum selection provision that requires any claims against the Company based on the agreement, including actions arising under the federal securities laws such that Exchange Act and Securities Act claims, be brought in a state or federal court of competent jurisdiction in the State of Delaware, as applicable.

Although the Company believes the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting the Company's litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our Bylaws provide that the U.S. federal district courts will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a federal forum provision. Our decision to adopt a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the federal forum provision should be enforced in a particular case, application of the federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The Subscription Agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, other than claims arising under federal securities laws. If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

What it means to be a minority holder

As an investor in Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further most of the investors in our Regulation CF offerings have granted a proxy to the company to vote your shares for certain corporate actions, see "Proxy" above.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, like you, the price paid per share of stock can vary.

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. In other words, when we issue more shares, the percentage of the company that you own will go down, even though our value and your shareholding may go up—you own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2025, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of AtomBeam or expecting each share to hold a certain amount of value, it is important to realize how dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

VALUATION

We set the valuation based on internal analyses, including the performance and price of previous rounds, the subsequent growth and development of our community, and the early performance of our first projects, along with discussions with third parties including our lawyers, advisors, seed investors, and venture capitalists with whom our co-founders have worked in the past. Our goal was to establish a valuation that is fair to all parties, while keeping it attractive to new investors. We believe that giving what we consider the best possible terms to new investors will accelerate the growth of the company and increase the long-term engagement of these investors as the company grows. Finally, when setting our valuation, we also looked at our long-term fundraising goal and the likely funding scenarios that would allow us to achieve that.

RESTRICTIONS ON TRANSFER OF THE REGULATION CF SECURITIES

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father- in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering. The interim financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

AtomBeam Technologies Inc. is a California-based software company with a sophisticated technology that has the potential to change the way machine/IoT data is transmitted and stored. The Company began receiving revenues and was awarded its first U.S. Government contract in 2021. AtomBeam received revenues from U.S. Government contracts and was awarded additional U.S. Government contracts in 2022, 2023 and 2024. The Company focused on engineering its software to be simple to install and use, including automating tasks otherwise performed manually. Other engineering work included the development of key features demanded by prospects and by the U.S. Department of Defense.

The Company currently receives revenue from its two current contracts one with the U.S. Air Force for the development of Neurcom, and a contract with the Space Development Agency, a unit of the U.S. Space Force, for the development of Neurpac. Both contracts contain provisions in which the Company expects to receive a total of approximately $1.2 million over a period not to exceed 21 months. Each of the contracts contains provisions that provide for payments of $50,000 to $250,000 based on the achievement of milestones.

The operating expenses for the Company consist of (i) cost of sales, (ii) sales and marketing (iii) general and administrative, research and development and depreciation and amortization. General and administrative costs include the costs related to complete filings of patents to protect its intellectual property. Cost of sales consists primarily of labor costs, subcontractor fees, and other direct expenses incurred to fulfill government contracts. The Company emphasizes its commitment to patenting its ideas, which currently total 99 issued, 26 allowed and 167 pending patents, because it believes an extensive portfolio of patents forms a valuable moat against competitors and makes the Company more attractive to a potential acquirer. The Company intends to continue devoting a significant part of its resources to continue building its patent position.

Restatement

During preparation of the 2024 financial statements, management reconciled the 2023 comparatives to the audited financial statements dated April 22, 2024 and identified material posting and classification differences. Specifically, the Company bifurcated an embedded conversion feature in its senior convertible notes and recorded a related derivative liability, accrued previously unrecorded interest on those notes, recognized depreciation and amortization that had not been recorded on fixed and intangible assets, corrected the classification of certain working-capital items, and reclassified equity-issuance costs from financing cash flows to additional paid-in capital.

Description of Restatement Table

The table below quantifies each adjustment to the 2023 financial statements and reconciles the amounts "As Reported" to the amounts "As Restated." All affected primary statements have been revised accordingly, and each 2023 column in the accompanying financial statements is labeled "As Restated."

Balance Sheet

	As Reported	Adjustment	As Restated
Cash and cash equivalents	$ 2,217,114	$ (10)	$ 2,217,104
Accounts receivable, net	-	270,987	270,987
Prepaid expenses and other current assets	-	30	30
Total Current Assets	2,217,114	271,007	2,488,121
Property and equipment, net	21,642	(8,588)	13,054
Intangible assets, net	550,387	(16,751)	533,636
Total Assets	$ 2,789,143	$ 245,668	$ 3,034,811
Accounts payable	$ 20,198	$ -	$ 20,198
Other current liabilities	31,525	23,000	54,525
Total Current Liabilities	51,723	23,000	74,723
Notes payable	405,330	54,670	460,000
Convertible notes payable, net	1,678,500	50,000	1,728,500
Accrued interest payable	203,953	126,388	330,341
Derivative liability	-	418,325	418,325
Government-backed loans payable	36,300	-	36,300
Total Liabilities	2,324,083	724,106	3,048,189
Common stock	8,587,470	(8,587,349)	121
Additional paid-in capital	-	8,611,909	8,611,909

Accumulated deficit	(8,122,409)	(502,999)	(8,625,408)
Total Shareholders' Equity (Deficit)	465,061	(478,439)	(13,378)
Total Liabilities and Shareholders' Equity	$ 2,789,143	$ 245,668	$ 3,034,811

Statement of Operations

	As Reported	Adjustment	As Restated
Cost of sales	$ -	$ 203,271	$ 203,271
Selling and marketing	543,739	(94,805)	448,934
General and administrative	2,530,518	(1,130,033)	1,400,485
Research and development	-	1,030,167	1,030,167
Depreciation and amortization	-	4,968	4,968
Total Operating Expenses	3,074,257	13,568	3,087,825
Net Loss from Operations	(2,461,694)	257,419	(2,204,275)
Depreciation expense	4,968	(4,968)	-
Interest expense	2,341	92,114	94,455
Change in derivative fair value	-	133,776	133,776
Net loss	$ (2,469,003)	$ 36,497	$ (2,432,506)

Statement of Shareholders' Equity (Deficit)

	As Reported	Adjustment	As Restated
Common stock	$ 8,587,470	$ (8,587,349)	$ 121
Additional paid-in capital	-	8,611,909	8,611,909
Accumulated deficit	(8,122,409)	(502,999)	(8,625,408)
Total shareholders' equity (deficit)	$ 465,061	$ (478,439)	$ (13,378)

Statement of Cash Flows

	As Reported	Adjustment	As Restated
Net cash used in operating activities	$ (2,734,292)	$ (134,912)	$ (2,869,204)
Net cash used in investing activities	(295,090)	8,618	(286,472)
Net cash provided by financing activities	5,076,370	126,284	5,202,654
Net change in cash and equivalents	$ 2,046,988	$ (10)	$ 2,046,978

Results of Operations

Fiscal Year Ended December 31, 2024 and December 31, 2023

For the year ended December 31, 2024, the Company generated $1,042,896 in revenues compared to $883,550 for the year ended December 31, 2023, a $159,346 increase. The increase in revenues were due to the progress billings on the U.S. Air Force and U.S. Space Force contracts mentioned above.

For years ended December 31, 2024 and 2023 operating expenses were $8,705,047, and $3,087,825 respectively, an increase of $5,617,222. The increase in expenses was due to:

- An approximately $203,271 increase in cost of sales primarily related to increased consulting costs from the Company's university research partner, and an increase in compensation for the Company's employees and consultants, dedicated to the Company's governmental revenue contracts.
- An approximately $1,398,000 increase in selling and marketing expenses is due to key drivers that include a significant increase of $400,000 in additional headcount and compensation for the Company's employees and contractors in its sales and marketing functions, a $600,000 increase in the Company's advertising and promotion

costs, a $260,000 increase in travel, meals, and entertainment costs for its sales and marketing efforts, and a $100,000 increase in website and creative services.

- An approximately $3,465,000 increase in general and administrative expenses is primarily due to a significant increase of $3,200,000 in additional headcount and compensation for the Company's employees and contractors in its corporate functions.
- An approximately $453,000 increase in research and development is directly attributable to the additional headcount and compensation for the Company's employees and contractors in its research and development functions.
- An approximately $16,000 increase in depreciation and amortization.

For the fiscal years ended December 31, 2024 and 2023, the Company incurred other expenses of $160,946 and $228,231, respectively. The decrease was related to a $15,869 decrease in interest expense due to a conversion of notes payable to equity and a $51,416 decrease in change in derivative fair value.

As a result of the foregoing, the Company generated a net loss of $7,823,097, for the year ended December 31, 2024 compared with a restated net loss of $2,432,506 for the year ended December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2024, the Company's cash on hand was $8,500,580, generated primarily from financing activities including the issuance of shares to investors in the Company's Regulation CF, Regulation A and Regulation D offerings. The Company requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. As of December 31, 2024, the Company had an accumulated deficit of $16,448,505.

The Company's current capital resources come from fundraising activities, specifically, as of January 1, 2025, the Company has completed the following capital raising activity:

In 2024, AtomBeam raised net proceeds of approximately $14.3 million under its Regulation A offering on the StartEngine platform. Previously, AtomBeam raised approximately $8.2 million cumulatively under Regulation Crowdfunding on the StartEngine platform in three capital raises, including one that closed on December 28, 2023. AtomBeam has raised an additional $3.5 million in private placements of convertible notes, $1.7 million of which were converted in 2024 and $1.8 million of which were converted in 2023, $0.5 million in straight long-term debt and $0.4 million in equity under the registration exclusion of Section 4(a)(2) of the Securities Act of 1933. In 2024, AtomBeam raised approximately $1.8 million in its Regulation D offering. As of December 31, 2024 there are no outstanding convertible notes.

From January 1, 2025 through January 31, 2025, AtomBeam raised an additional $4.2 million in its Regulation A offering. From January 1, 2025 through January 31, 2025, AtomBeam raised an additional $0.6 million in its Regulation D offering.

These capital resources have made cash available to the Company for research and development and general operating purposes.

The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent. The Company estimates that if it raised the maximum amount sought in this offering, it could continue its current rate of operations for approximately 10 months without raising additional capital.

As of December 31, 2024, the Company has 17,476,981 shares of its single class of common stock issued and outstanding. Additionally, and also as of December 31, 2024, the Company's shares of common stock reserved for future issuance on an as-converted basis as of December 31, 2024.

Indebtedness

Notes and Long Term Debt

The Company entered into multiple non-convertible promissory notes during 2020 and 2022 with an investor of the Company with a total principal of $450,000. The amount outstanding as of December 31, 2024 and 2023 was $450,000 and

$460,000, respectively. The promissory notes accrue simple interest at a rate of 5.0% per annum, which is due upon the maturity date of each promissory note. All outstanding principal and accrued interest for the promissory notes is due in 2027. Accrued interest related to these promissory notes totaled approximately $83,000 and $330,000 as of December 31, 2024 and 2023.

The Company also holds an SBA Disaster Loan with the US Small Business Administration. The original SBA Disaster Loan was authorized in June 2020 for $8,400 and was subsequently amended in September 2021 to increase the total loan amount to $36,400. As of December 31, 2024 and 2023, the outstanding principal balances were $35,118 and $36,300, respectively. The SBA Loan accrues interest at a rate of 3.75% per annum, and with a maturity date of June 5, 2050.

Going Concern

AtomBeam is not yet profitable, which means that we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups, and the reason startups like AtomBeam raise money. Over time we aim to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in the notes our financial statements, the accompanying financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses since inception, including a loss of $7,823,097 for the year ended December 31, 2024, and used $6,511,712 of cash in operating activities during that period, approximately $543,000 per month. Although the Company held $8,500,580 of cash and cash equivalents at December 31, 2024, it expects to continue to incur operating losses while it commercializes its technology. These factors raise substantial doubt about the Company's ability to continue as a going concern for the twelve-month period following the date of issuance of these financial statements.

The purpose of this "Going Concern" statements is to alert investors to the fact that the Company does not have enough cash on hand to fund operations for the next 12 months. As such, the Company's ability to stay in business (i.e., remain a "going concern") relies on our ability to raise more money from investors.

Trend Information

AtomBeam is a participant in a highly competitive industry, AI-driven software technology. The Company's data reduction products, Neurpac and Neurcom, are differentiated from standard, open source compression products, but users must be convinced that Neurpac and Neurcom will offer them sufficient incremental benefits for them to adopt our technologies. Moreover, to be effective, the Company's technologies must be deeply embedded in the hardware and software of end user devices and networks, which make the Company's sales efforts more challenging compared to products that can be simply downloaded and installed as applications, such as cellular phone "apps". For example, the Company released the SaaS Beta version of its Neurpac product in Q2 2024, and the production version of Neurpac was released in Q1 2025, but we are still working to gain commercial customers. The Company relies upon the widely accepted view that, as greater amounts of data are generated, greater network capacity will commensurately be required, and the current array of options available to users of compression algorithms will be insufficient to satisfy the requirements of a significant number of these users. Such users, the Company believes, will be sufficiently interested in the potential value of the Company's technologies to address their needs in ways that compression cannot. The Company also believes that early commercial adopters will be onboarded and opportunities for expansion may follow.

Economic uncertainty and shifting trade policies continue to affect the tech industry, including software companies. Tariffs, supply chain disruptions, and global market tensions can drive up costs and complicate international operations. At the same time, changes in labor and immigration policies may limit access to skilled talent. These challenges, along with fluctuating customer demand and investment trends, can make it harder to plan for sustained growth.

To date, most of our revenue has come through government contracts. The Company, however has been actively marketing our products to prospective commercial customers. While the Company continues to work toward product adoption through direct sales and strategic partnerships, it also remains open to broader opportunities — including potential strategic transactions, investments, or an acquisition of the Company — that it believes could accelerate growth and assist with broader adoption of our products.

REGULATORY INFORMATION

Ongoing Reporting

The company is currently compliant in filing its annual reports; however the company filed its 2023 annual report late. The company's annual reports are available at http://www.atombeamtech.com/investor/forms.

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

Regulation A Filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

ATOMBEAM TECHNOLOGIES INC.

(a Delaware corporation)

Financial Statements

For the fiscal years ended December 31, 2024 and 2023

TABLE OF CONTENTS



Forvis Mazars, LLP
3031 Tisch Way, #110
San Jose, CA 95128
forvismazars.us

Independent Auditor's Report

Board of Directors
Atombeam Technologies, Inc.
Moraga, California

Opinion

We have audited the financial statements of Atombeam Technologies, Inc. (Company), which comprise the balance sheet as of December 31, 2024 and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the conditions and events and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

The 2023 financial statements were audited by other auditors and their report thereon, dated September 3, 2025, expressed an unmodified opinion, and included an emphasis-of-matter regarding the Company's ability to continue as a going concern.

Emphasis of Matter

The 2023 financial statements, before they were restated for the matter discussed in Note 2, were audited by other auditors, and their report thereon, dated September 3, 2025, expressed an unmodified opinion. Our opinion is not modified with respect to this matter.

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited

F-3

Other Information Included in the Form 1-K

Management is responsible for the other information included in the Form 1-K. The other information comprises the information in Items 1-6 of the Form 1-K but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Forvis Mazars, LLP

San Jose, California
September 3, 2025



INDEPENDENT AUDITOR'S REPORT

To: Board of Directors, AtomBeam Technologies, Inc.
Re: YE 2023 Restated Financial Statement Audit

Opinion

We have audited the accompanying restated financial statements of AtomBeam Technologies, Inc. (a corporation) (the "Company"), which comprise the restated balance sheet as of December 31, 2023, and the related restated and statements of income, shareholders' equity, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations, changes in shareholders' equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company restated the 2023 financial statements. Our opinion is not modified with respect to this matter.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA, PC

IndigoSpire CPA, PC
San Jose, CA

September 3, 2025

ATOMBEAM TECHNOLOGIES INC.
BALANCE SHEETS
As of December 31, 2024 and 2023

		2024		2023 (Restated)
Assets				
Current Assets:				
Cash and cash equivalents	$	8,500,580	$	2,217,104
Accounts receivable, net		100,000		270,987
Prepaid expenses and other current assets		32,755		30
Total Current Assets		8,633,335		2,488,121
Property and equipment, net		25,628		13,054
Intangible assets, net		2,018,882		533,636
Total Assets	$	10,677,845	$	3,034,811
Liabilities and Shareholders' Equity (Deficit)				
Current Liabilities:				
Accounts payable	$	169,061	$	20,198
Other current liabilities		898,754		54,525
Total Current Liabilities		1,067,815		74,723
Notes payable		450,000		460,000
Convertible notes payable, net of issuance costs		-		1,728,500
Accrued interest payable		83,123		330,341
Derivative liability		-		418,325
Government-backed loans payable		35,118		36,300
Total Liabilities		1,636,056		3,048,189
Shareholders' Equity (Deficit):				
Common stock, par value $0.00001, 40,000,000 shares authorized, 17,476,981 and 12,069,854 shares issued and outstanding as of December 31, 2024 and 2023, respectively		175		121
Additional paid-in capital		27,024,028		8,611,909
Subscriptions receivable		(1,533,909)		-
Accumulated deficit		(16,448,505)		(8,625,408)
Total Shareholders' Equity		9,041,789		(13,378)
Total Liabilities and Shareholders' Equity	$	10,677,845	$	3,034,811

See Independent Auditor’s Reports and Notes to the Financial Statements

ATOMBEAM TECHNOLOGIES INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2024 and 2023

	2024	2023 (Restated)
Revenues	$ 1,042,896	$ 883,550
Operating Expenses:		
Cost of sales	488,283	203,271
Selling and marketing	1,846,546	448,934
General and administrative	4,865,918	1,400,485
Research and development	1,483,656	1,030,167
Depreciation and amortization	20,644	4,968
Total Operating Expenses	8,705,047	3,087,825
Loss from Operations	(7,662,151)	(2,204,275)
Other Expenses:		
Interest expense	(78,586)	(94,455)
Change in derivative fair value	(82,360)	(133,776)
Total Other Expenses	(160,946)	(228,231)
Loss Before Tax Provision	$ (7,823,097)	$ (2,432,506)
Tax provision	-	-
Net Loss	$ (7,823,097)	$ (2,432,506)

See Independent Auditor's Reports and Notes to the Financial Statements

ATOMBEAM TECHNOLOGIES INC.
STATEMENTS OF SHAREHOLDERS' EQUITY
(DEFICIT)
For the years ended December 31, 2024 and 2023

	Common Stock			Additional Paid In Capital	Subscriptions Recievable	Accumulated Deficit	Total Shareholders' Equity (Deficit)
	Shares		Amount				
Balance as of January 1, 2023	10,261,135	$	103	$ 1,265,889	$ -	$ (6,192,902)	$ (4,926,910)
Net loss	-		-	-	-	(2,432,506)	(2,432,506)
Issuance of common stock from fundraise, net of issuance costs	992,405		10	5,098,564	-	-	5,098,574
Conversion of convertible notes	816,314		8	2,247,456	-	-	2,247,464
Balance as of December 31, 2023 (Restated)	12,069,854	$	121	$ 8,611,909	$ -	$ (8,625,408)	$ (13,378)
Net Loss	-		-	-	-	(7,823,097)	(7,823,097)
Issuance of common stock from fundraise, net of issuance costs	2,436,224		24	15,858,719	(1,533,909)	-	14,324,834
Conversion of convertible notes	2,970,903		30	2,553,400	-	-	2,553,430
Balance as of December 31, 2024	17,476,981	$	175	$ 27,024,028	$ (1,533,909)	$ (16,448,505)	9,041,789

See Independent Auditor's Reports and Notes to the Financial Statements

ATOMBEAM TECHNOLOGIES INC.
STATEMENTS OF CASH FLOWS
For fiscal years ended December 31, 2024 and 2023

		2024		2023 (Restated)
Operating Activities				
Net loss	$	(7,823,097)	$	(2,432,506)
Adjustments to reconcile net loss to net cash used in operations:				
Depreciation and amortization expense		20,644		4,968
Changes in derivative fair value		82,360		133,776
Changes in operating assets and liabilities:				
(Increase) decrase in accounts recievable		170,987		(270,987)
Increase (decrease) in prepaid expenses and other current assets		(32,725)		(30)
Increase (decrease) in accounts payable		148,863		-
Increase (decrease) in other current liabilities		844,229		(91,500)
Increase (decrease) in interest payable		77,027		(212,925)
Net cash used in operating activities		(6,511,712)		(2,869,204)
Investing Activities				
Purchases of fixed assets		(16,824)		(18,022)
Acquisition of intangible assets		(1,501,640)		(268,450)
Net cash used in investing activities		(1,518,464)		(286,472)
Financing Activities				
Net proceeds from issuance of common stock		14,324,834		4,933,914
Repayment of notes payable		(11,182)		(231,260)
Proceeds from convertible note issuance		-		500,000
Net cash provided by financing activities		14,313,652		5,202,654
Net change in cash and cash equivalents		6,283,476		2,046,978
Cash and cash equivalents at beginning of period		2,217,104		170,126
Cash and cash equivalents at end of period	$	8,500,580	$	2,217,104
Noncash investing and financing activities				
Conversion of convertible notes	$	2,533,450	$	2,412,124
Recievable for common stock issuances	$	1,533,909	$	-
Supplemental cash flow information:				
Cash paid for taxes	$	-	$	-
Cash paid for interest	$	1,563	$	2,341

See Independent Auditor's Reports and Notes to the Financial Statements

ATOMBEAM TECHNOLOGIES INC.
NOTES TO FINANCIAL
STATEMENTS
December 31, 2024 and 2023 (as restated)

NOTE 1 – NATURE OF OPERATIONS

ATOMBEAM TECHNOLOGIES INC. (the "Company") was organized in Delaware on August 17, 2017. The Company develops advanced software technology using machine learning to reduce the size of individual internet of things (IoT) data files.

In 2024, the Company began a Regulation A securities offering, and in 2023, the Company completed a Regulation CF securities offering, to support continued operations and expansion. These financial statements and notes reflect the Company's financial position and operations for the years ended December 31, 2024 and 2023.

The Company has incurred net losses since inception, including a loss of $7,823,097 for the year ended December 31, 2024, and used $6,511,712 of cash in operating activities during that period, approximately $543,000 per month. Although the Company held $8,500,580 of cash and cash equivalents at December 31, 2024, it expects to continue to incur operating losses while it commercializes its technology. These factors raise substantial doubt about the Company's ability to continue as a going concern for the twelve-month period following the date of issuance of these financial statements.

Management is contemplating an equity financing of approximately $5,000,000 under Regulation CF, targeted for launch in the third quarter of 2025. Because the financing has not yet been initiated, the successful execution of this plan is not considered probable as of the date the financial statements are available to be issued. Accordingly, substantial doubt about the Company's ability to continue as a going concern has not been alleviated. If the Company is unable to raise additional capital or further reduce expenditures, it may be required to curtail or cease operations and could seek protection under applicable bankruptcy laws.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – RESTATEMENT OF PRIOR FINANCIAL STATEMENTS

During the preparation of the 2024 financial statements, management reconciled the 2023 comparatives to the previously audited financial statements for the year ended December 31, 2023 and identified material posting and classification differences. Specifically, the Company bifurcated an embedded conversion feature in its senior convertible notes and recorded a related derivative liability, accrued previously unrecorded interest on those notes, recognized depreciation and amortization that had not been recorded on fixed and intangible assets, corrected the classification of certain working-capital items, and reclassified equity-issuance costs from financing cash flows to additional paid-in capital.

The table below quantifies each adjustment to the 2023 financial statements and reconciles the amounts As Reported to the amounts As Restated. All affected primary statements have been revised accordingly, and each 2023 column in the accompanying financial statements is labeled "As Restated."

Balance Sheet

	As Reported	Adjustment	As Restated
Cash and cash equivalents	$ 2,217,114	$ (10)	$ 2,217,104
Accounts receivable, net	-	270,987	270,987
Prepaid expenses and other current assets	-	30	30
Total Current Assets	2,217,114	271,007	2,488,121
Property and equipment, net	21,642	(8,588)	13,054
Intangible assets, net	550,387	(16,751)	533,636
Total Assets	2,789,143	245,668	3,034,811
Accounts payable	20,198	-	20,198
Other current liabilities	31,525	23,000	54,525
Total Current Liabilities	51,723	23,000	74,723
Notes payable	405,330	54,670	460,000
Convertible notes payable, net	1,678,500	50,000	1,728,500
Accrued interest payable	203,953	126,388	330,341
Derivative liability	-	418,325	418,325
Government-backed loans payable	36,300	-	36,300
Total Liabilities	2,324,083	724,106	3,048,189
Common stock	8,587,470	(8,587,349)	121
Additional paid-in capital	-	8,611,909	8,611,909
Accumulated deficit	(8,122,409)	(502,999)	(8,625,408)
Total Shareholders' Equity (Deficit)	465,061	(478,439)	(13,378)
Total Liabilities and Shareholders' Equity	$ 2,789,143	$ 245,668	$ 3,034,811

Statement of Operations

	As Reported	Adjustment	As Restated
Cost of sales	$ -	$ 203,271	$ 203,271
Selling and marketing	543,739	(94,805)	448,934
General and administrative	2,530,518	(1,130,033)	1,400,485
Research and development	-	1,030,167	1,030,167
Depreciation and amortization	-	4,968	4,968
Total Operating Expenses	3,074,257	13,568	3,087,825
Net Loss from Operations	(2,461,694)	257,419	(2,204,275)
Depreciation expense	4,968	(4,968)	-
Interest expense	2,341	92,114	94,455
Change in derivative fair value	-	133,776	133,776
Net loss	$ (2,469,003)	$ 36,497	$ (2,432,506)

Statement of Shareholders' Equity

	As Reported	Adjustment	As Restated
Common stock	$ 8,587,470	$ (8,587,349)	$ 121
Additional paid-in capital	-	8,611,909	8,611,909
Accumulated deficit	(8,122,409)	(502,999)	(8,625,408)
Total shareholders' equity (deficit)	$ 465,061	$ (478,439)	$ (13,378)

Statement of Cash Flows

	As Reported	Adjustment	As Restated
Net cash used in operating activities	$ (2,734,292)	$ (134,912)	$ (2,869,204)
Net cash used in investing activities	(295,090)	8,618	(286,472)
Net cash provided by financing activities	5,076,370	126,284	5,202,654
Net change in cash and equivalents	$ 2,046,988	$ (10)	$ 2,046,978

The errors were identified and fully corrected in May 2025, prior to issuance of these financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of equity instruments, stock-based compensation, fair value of embedded derivatives, and deferred income tax assets.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

Revenue is recognized in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. Revenue is recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in determining the appropriate amount of revenue to be recognized under each agreement: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue primarily through milestone-based contracts with government agencies. Each milestone represents a distinct performance obligation. Revenue is recognized at a point in time, upon formal government acceptance of the specific deliverable tied to the milestone. The transaction price consists of fixed contractual amounts for each milestone, with payment for each milestone due upon the formal government acceptance of the specific deliverable tied to each milestone.

Cost of sales consists primarily of labor costs, subcontractor fees, and other direct expenses incurred to fulfill government contracts. These costs are recognized in the same period as the related revenue, consistent with the Company's policy to match contract costs with associated performance obligations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company's cash and cash equivalents consist of funds held in the Company's checking account.

Accounts Receivable

Consideration for the Company's contracts with its government agency customers is paid at or near the date of formal government acceptance of each milestone. The Company held accounts receivable of $100,000 and $270,987 as of December 31, 2024 and 2023, respectively. Effective January 1, 2024, the Company adopted ASC 326, Financial Instruments—Credit Losses ("CECL"). Management estimates expected lifetime credit losses on accounts receivable using historical loss experience, the credit quality of its government customers, and forward-looking information such as federal budget appropriations. Based on this evaluation, the allowance for credit losses was $0 at both December 31, 2024 and 2023, and no receivables were written off during either period.

Advertising

The Company expenses advertising costs as they are incurred. Advertising costs, included in selling and marketing expenses, were $985,533 and $393,899 for the years ended December 31, 2024 and 2023, respectively.

Convertible Instruments and Embedded Derivatives

The Company issued convertible promissory notes during prior years, which included embedded conversion and redemption features requiring bifurcation and separate accounting as derivative liabilities under ASC 815, *Derivatives and Hedging*. The Company adopted Accounting Standards Update ("ASU") 2020-06 as of January 1, 2024.

Upon issuance, the proceeds were allocated between the debt host and the bifurcated embedded derivative based on the fair value of the derivative. The derivative liability was remeasured each reporting period. Upon conversion, the notes, as well as any accrued interest and related derivative liabilities, were derecognized and equity was recorded based on the fair value of shares issued. Any difference was recognized as an extinguishment gain or loss.

Property and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation and amortization. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount exceeds the asset's estimated fair value, an impairment charge is recorded. No impairment losses were recognized on the Company's long-lived assets for the years ended December 31, 2024 and 2023.

Intangible Assets, Net

Intangible assets primarily consist of capitalized legal and filing costs related to patents. Upon approval of a patent, these assets are amortized on a straight-line basis over their estimated useful lives, which are 20 years. Management evaluates intangible assets for impairment whenever indicators of impairment exist. Legal fees related to patents are capitalized in accordance with the Company's policy.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of certain of the Company's financial instruments, which include cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and other current liabilities, approximate their fair values due to their short maturities.

The embedded conversion features were separately accounted for as a derivative liability, which is remeasured at fair value at each reporting date; changes in fair value are recorded within other (income) expense. At December 31, 2024 and 2023, the derivative liability's fair value was $0 and $418,325, respectively, and it is classified within Level 3 of the fair-value hierarchy.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with ASC 740, *Income Taxes*, for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Stock-Based Compensation

The Company estimates the fair value of its stock options granted to both employees and nonemployees using the Black-Scholes option-pricing model. The grant-date fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period, which is typically four years.

The Company estimates the fair value of its restricted stock units ("RSUs") granted as the fair value of the Company's underlying common stock at the grant date. All of the Company's RSUs vest upon the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The fair value of RSUs with service-based and performance-based vesting conditions is recognized as compensation expense using the accelerated attribution method at the date of their related performance conditions is probable of occurring.

The fair value of common stock has been determined based upon a variety of factors, including the Company's financial position and historical financial performance, and the observable price at which investors purchase shares of the Company's common stock.

The interest rate used in the valuation was based on the US Treasury bond rate at the date of grant with a maturity approximately equal to expected term. The Company has estimated the expected term of its stock options using the "simplified" method, whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the option due to its lack of sufficient historical data.

Expected volatility for the Company's common stock was based on an average of the historical volatility of a peer group of similar public companies. The assumed dividend yield is based on the Company's expectation of not paying dividends in the foreseeable future.

The Company records forfeitures when they occur for all share-based payment awards.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

As of December 31, 2024, the Company's property and equipment, net consists of the following:

	Property and Equipment Gross		Accumulated Depreciation		Property and Equipment Net	
Computer Equipment	$	59,103	$	(37,671)	$	21,432
Research Equipment		4,196		-		4,196
Total	**$**	**63,299**	**$**	**(37,671)**	**$**	**25,628**

As of December 31, 2023, the Company's Property and Equipment, net consists of the following:

	Property and Equipment Gross		Accumulated Depreciation		Property and Equipment Net	
Computer Equipment	$	46,475	$	(33,421)	$	13,054
Total	**$**	**46,475**	**$**	**(33,421)**	**$**	**13,054**

Total depreciation expense was $4,250 and $4,968 for the years ended December 31, 2024 and 2023, respectively.

NOTE 5 – INTANGIBLE ASSETS, NET

As of December 31, 2024, the Company's intangible assets, net consists of the following:

		Intangibles, Gross		Accumulated Amortization		Intangibles, Net
Patents	$	2,015,730	$	(33,115)	$	1,982,615
Trademarks		36,267		-		36,267
Total	**$**	**2,051,997**	*$*	**(33,115)**	**$**	**2,018,882**

As of December 31, 2023, the Company's intangible assets, net consists of the following:

		Intangibles, Gross		Accumulated Amortization		Intangibles, Net
Patents	$	514,090	$	(16,721)	$	497,369
Trademarks		36,267		-		36,267
Total	**$**	**550,357**	**$**	**(16,721)**	**$**	**533,636**

The expected amortization of the Company's intangible assets for each of the next five fiscal years and thereafter are as follows:

Year ending December 31,		
2025	$	37,202
2026		38,004
2027		38,004
2028		38,004
2029		38,004
Thereafter		537,749
	$	**726,967**

Total amortization expense was $16,393 and $16,721 for the years ended December 31, 2024 and 2023, respectively, and is included as a component of general and administrative expenses in the statements of operations.

Of the Company's gross patent costs as of December 31, 2024, $1,255,245 of these costs relate to patents which are still pending and have not yet been approved. As such, they are not yet subject to amortization as of December 31, 2024.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

Since inception, the Company has raised a total of $3,640,624 in convertible notes payable. Of this amount, $1,463,500 was issued directly and $2,177,124 (net of offering costs) was issued through the StartEngine crowdfunding platform. The convertible notes bear interest at 5.00% per annum, with varying maturity dates. The notes convert automatically upon a qualifying equity financing at a discounted price of 80% of the per-share price in that round, subject to varying valuation cap terms set within each convertible note.

In 2023, the Company converted $2,247,464 of convertible notes and accrued interest into 816,314 shares of common stock. The Company also raised $500,000 in additional convertible notes during 2023.

In 2024, the Company converted an additional $1,888,173 of convertible notes and accrued interest into 2,970,903 shares of common stock.

No new convertible notes were issued during 2024, and as of December 31, 2024, no convertible notes remain outstanding.

Certain convertible notes contained embedded features requiring bifurcation as a derivative under ASC 815. These features were accounted for as a compound derivative liability, initially recorded at fair value and remeasured each reporting period. Fair-value changes were recognized in other expense, net, on the statements of operations. The bifurcated derivative was marked to fair value through earnings and recognized with the debt. Any difference between the liabilities and the fair value of shares issued was recorded through earnings.

NOTE 7 – NONCONVERTIBLE DEBT

Promissory Notes

The Company entered into multiple non-convertible promissory notes during 2020 and 2022 with an investor of the Company with a total principal of $450,000. The investor is also a related party. The amount outstanding as of December 31, 2024 and 2023 was $450,000 and $460,000, respectively. The promissory notes accrue simple interest at a rate of 5.0% per annum, which is due upon the maturity date of each promissory note. All outstanding principal and accrued interest for the promissory notes was originally due in 2025. On April 3, 2025, the Company and the investor agreed to extend the maturity date of the promissory notes from December 31, 2025 to January 1, 2027. The stated interest rate and all other terms of the notes remained unchanged. The promissory notes are classified as noncurrent liabilities as of December 31, 2024.

Accrued interest related to these promissory notes totaled approximately $83,000 and $330,000 as of December 31, 2024 and 2023, respectively, and is presented as accrued interest payable in the consolidated balance sheets.

SBA Loan

The Company also holds an SBA Disaster Loan with the US Small Business Administration. The original SBA Disaster Loan was authorized in June 2020 for $8,400 and was subsequently amended in September 2021 to increase the total loan amount to $36,400. As of December 31, 2024 and 2023, the outstanding principal balances were $35,118 and $36,300, respectively. The SBA Loan accrues interest at a rate of 3.75% per annum, and with a maturity date of June 5, 2050. Principal and interest payments are made on a monthly basis, and principal payments will be made for a total of $2,196 for each of the following 5 years, with the remainder paid thereafter.

Future Principal Payments on Long-Term Debt

As of December 31, 2024, the future scheduled principal payments are as follows:

Year ending December 31,		
2025	$	2,196
2026	$	2,196
2027	$	452,196
2028	$	2,196
2029	$	2,196
Thereafter	$	24,138
	$	**485,118**

NOTE 8 – COMMON STOCK

The Company is authorized to issue up to 40,000,000 shares of common stock, with a par value of $0.00001 per share. The Company has a single class of common stock, and each share is entitled to one vote. As of December 31, 2024 and 2023, the Company had 17,476,981 and 12,069,854 shares, respectively, of common stock issued and outstanding.

Regulation A and CF Securities Offerings

In 2023, the Company completed multiple Regulation CF securities offerings through the StartEngine platform, issuing 992,405 shares of common stock for $5,098,574, net of issuance costs. The proceeds were recorded to Common Stock at their par value, with any excess amounts recorded to additional paid-in capital.

In 2024, the Company initiated a Regulation A securities offering through the StartEngine platform, issuing 2,107,764 shares of common stock for gross proceeds of $14,428,192. The Company incurred $1,549,529 in offering costs. The net proceeds were recorded to Common Stock at their par value, with any excess amounts recorded to additional paid-in capital.

Private Placement Offerings

In 2024, the Company completed private placement offerings with various investors, issuing 328,460 shares of common stock for gross proceeds of $1,822,035, with no issuance costs noted. The proceeds were recorded to Common Stock at their par value, with any excess amounts recorded to additional paid-in capital.

Convertible Note Conversions

In 2023, the Company issued 816,314 shares of common stock upon the conversion of $2,247,464 of convertible notes and accrued interest.

In 2024, the Company issued 2,970,903 shares of common stock upon the conversion of $2,553,430 of convertible notes.

Common Stock Reserved for Future Issuance

The following table summarizes the Company's shares of common stock reserved for future issuance on an as-converted basis as of December 31, 2024:

Stock options issued and outstanding	558,750
Restricted stock units issued and outstanding	3,361,010
Warrants issued and outstanding	203,370
Total	**4,123,130**

NOTE 9 – STOCK-BASED COMPENSATION

The Company maintains two stock incentive plans: the 2019 Stock Incentive Plan and the 2021 Stock Incentive Plan, which provide for the issuance of incentive stock options (ISOs), nonqualified stock options (NSOs), restricted stock awards (RSAs), and restricted stock units (RSUs) to employees, directors, and consultants of the Company.

The 2019 Plan authorized the issuance of up to 2,750,000 shares of common stock. As of December 31, 2024, 558,750 shares were subject to outstanding awards, and 1,242,699 shares remained available for issuance.

The 2021 Plan authorized the issuance of up to 5,500,000 shares of common stock. As of December 31, 2024, 3,217,500 shares were subject to outstanding awards, and 2,282,500 shares remained available for issuance.

Stock Options

The fair value of options granted under both plans is estimated on the grant date using the Black-Scholes option pricing model and recognized as stock-based compensation expense over the requisite service period. For the years ended December 31, 2024 and 2023, no stock-based compensation expense was recognized, and there is no remaining unrecognized stock-based compensation expense as of December 31, 2024 for the Company's stock options.

A summary of stock option activity and related information is as follows:

	Shares subject to options outstanding		Weighted-average exercise price		Weighted-average remaining contractual life		Aggregate intrinsic value
Balance as of December 31, 2022	558,750	$	0.08		5.60	$	2,989,925
Options granted	-		-				-
Options exercised	-		-				-
Options forfeited	-		-				-
Balance as of December 31, 2023	558,750	$	0.08		4.60	$	2,989,925
Shares authorized	-						
Options granted	-		-				-
Options exercised	-		-				-
Options forfeited	-		-				
Balance as of December 31, 2024	558,750	$	0.08		3.60	$	4,425,913
Exercisable as of December 31, 2024	558,750	$	0.08		3.60	$	4,425,913
Vested and expected to vest as of December 31, 2024	558,750	$	0.08		3.60	$	4,425,913

RSU's

The fair value of RSU's granted under both plans is estimated as the fair value of the Company's underlying common stock on the grant date.

All of the Company's RSU's are subject to both service-based and performance-based conditions, with the performance-based condition met upon the occurrence of a liquidity event. As of December 31, 2024, this performance-based condition is not determined probable of being met. Therefore, for the years ended December 31, 2024 and 2023, no stock-based compensation expense was recognized.

As of December 31, 2024, there was unrecognized stock-based compensation expense totaling $9,482,419 for the Company's RSU's.

Had the performance-based condition been probable as of December 31, 2024, the Company would have recognized $2,213,305 of stock-based compensation expense relating to the RSUs then outstanding, for which the service-based vesting condition was satisfied or partially satisfied as of December 31, 2024.

A summary of restricted stock unit activity is as follows:

	RSU's outstanding
Balance as of December 31, 2022	2,309,500
RSU's granted	-
RSU's vested	-
RSU's forfeited	-
Balance as of December 31, 2023	2,309,500
RSU's granted	1,051,510
RSU's vested	-
RSU's forfeited	-
Balance as of December 31, 2024	3,361,010

The weighted average value of RSUs granted during the year was $7.60.

Warrants

The Company also granted warrants to purchase the Company's common stock to certain consultants and vendors as compensation for services rendered. The Company granted all outstanding warrants in 2019 and 2021. Two warrants to purchase 113,370 shares of common stock expired on March 14, 2024. On May 10, 2024, On May 10, 2024, the Company issued two new warrants to the same warrants holders that extended the exercise date of the two previously issued warrants to expire on January 15, 2025. All other terms remained unchanged. The fair value of the warrants with extended term was not material to the financial statements.

The fair value of warrants granted is estimated on the grant date using the Black-Scholes option pricing model and recognized as stock-based compensation expense over the requisite service period. For the years ended December 31, 2024 and 2023, no stock-based compensation expense was recognized, and there is no remaining unrecognized stock-based compensation expense as of December 31, 2024 for the Company's warrants.

A summary of warrant activity is as follows:

	Shares subject to warrants outstanding		Weighted-average exercise price		Weighted-average remaining contractual life		Aggregate intrinsic value
Balance as of December 31, 2022	420,068	$	0.08		1.22	$	2,249,229
Warrants granted	-		-				-
Warrants exercised	-		-				-
Warrants forfeited	-		-				-
Balance as of December 31, 2023	420,068	$	0.08		0.22	$	2,249,229
Warrants granted	-		-				-
Warrants exercised	-		-				-
Warrants forfeited	(216,698)		0		0		(1,149,543)
Balance as of December 31, 2024	203,370	$	0.02		0.03	$	715,500
Exercisable as of December 31, 2024	203,370	$	0.02		0.03	$	715,500
Vested and expected to vest as of December 31, 2024	203,370	$	0.02		0.03	$	715,500

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures certain financial instruments at fair value on a recurring basis. At December 31, 2023, the only such instrument was the compound derivative liability bifurcated from the Company's convertible notes. This liability was derecognized during 2024 upon note conversion; therefore no recurring fair value instruments were outstanding at December 31, 2024. Significant unobservable inputs used in the valuation of the derivative liability included estimated settlement amounts for potential scenarios, probability of such settlement scenarios, estimated term of each settlement scenario, and risk-free interest rates based on U.S. Treasury yields for the corresponding term. These inputs are considered Level 3 under the fair value hierarchy due to the use of unobservable inputs. The Company had no recurring Level 1 or Level 2 fair-value measurements during the periods presented.

The derivative liability is re-measured each reporting date using a probability-weighted option-pricing model. Significant unobservable inputs include expected term, equity volatility, risk-free interest rate, and the discount to the next equity financing round. Changes in fair value are recorded in "Other expense, net."

The following table summarizes the activity related to the derivative liability:

	Derivative Liability
Balance as of December 31, 2022	$ 284,549
Change in fair value	133,776
Issuances/bifurcation of new derivatives	-
Balance as of December 31, 2023	$ 418,325
Change in fair value	82,360
Settlements/derecognition on note conversion	(500,685)
Balance as of December 31, 2024	$ -

Upon conversion of the remaining convertible notes in 2024, the derivative liability was derecognized and the carrying amount of $500,685 was reclassified to additional paid-in capital. Prior to conversion, the liability was presented as a separate line item within current liabilities.

NOTE 11 – INCOME TAXES

The components of loss before tax provision were as follows:

	Year ended December 31:	
	2024	2023
Domestic	$ (7,823,097)	$ (2,432,506)
Foreign	-	-
Total	**$ (7,823,097)**	**$ (2,432,506)**

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities reflect the tax effect of temporary differences between carrying value of assets and liabilities for financial reporting purposes and the tax basis of these assets and liabilities as measured by income tax law. The income tax effect of temporary differences that give rise to deferred tax assets and (liabilities) consist of the following as of December 31, 2024.

	December 31:	
	2024	**2023**
Deferred Tax Assets:		
Net operating losses	$ 3,395,714	$ 1,820,534
Tax credits	51,600	79,477
Reserves and accruals	-	8,815
Intangibles	1,974	2,219
Research and experimentation asset, net	600,329	243,020
Stock-based compensation	5,968	5,936
Total gross deferred tax asset	4,055,585	2,160,001
Less: Valuation allowance	(4,051,238)	(2,155,085)
Total deferred tax assets	4,347	4,916
Deferred Tax Liabilities:		
Fixed assets	(4,347)	(4,916)
Total gross deferred tax liabilities	(4,347)	(4,916)
Net deferred tax assets (liabilities)	$ -	$ -

The change in amounts of unrecognized tax benefits (gross of federal benefits and excluding interest and penalties at December 31, 2024 and December 31, 2023 are as follows:

Unrecognized tax benefit	**Amount**
Balance at December 31, 2022	$ -
Additions based on tax positions related to the current year	-
Additions based on tax positions of prior years	-
Reductions for tax positions of prior years	-
Settlements	-
Balance at December 31, 2023	$ -
Additions based on tax positions related to the current year	(18,893)
Additions based on tax positions of prior years	(46,771)
Reductions for tax positions of prior years	-
Settlements	-
Balance at December 31, 2024	$ (65,664)

A valuation allowance is recorded when it is more likely than not that some portion of the deferred tax assets will not be realized. As of each reporting date, the Company's management considers all evidence, both positive and negative, that could impact management's view with regard to future realization of deferred tax assets. As of December 31, 2024, a full valuation allowance for deferred tax assets was recorded as management believes it is not more likely than not that all of the deferred tax assets will be realized. At December 31, 2023 and December 31, 2024, the Company has a net operating loss carryforward for federal income tax purposes of approximately $6,500,000 and $12,100,000, respectively. At December 31, 2023 and December 31, 2024, the Company has a net operating loss carryforward for state income tax purposes of approximately $6,500,000 and $12,100,000, respectively. Of the $12,100,000 of federal net operating loss carryovers, $12,100,000 can be carried forward indefinitely but is subject to an 80% taxable income limitation. The Company's state NOL carryforwards begin to expire in 2038.

As of December 31, 2024 and December 31, 2023, the Company has federal research and development income tax credit carryforwards of approximately $64,300 and $26,500, respectively. As of December 31, 2023 and December 31, 2024, the Company has state research and development income tax credit carryforwards of approximately $67,000 and $67,000, respectively. The Federal income tax credits begin to expire in 2040. The California Research and Development credits can be carried forward indefinitely.

The total amount of uncertain tax position on research and development tax credits is $0 and $65,700 as of December 31, 2023 and December 31, 2024, respectively. The Company does not expect any significant change to the UTP balances in the next 12 months.

As of December 31, 2024, the Company had no business interest carryforwards.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Leases

The Company adopted ASC 842, Leases, effective January 1, 2022.

Under ASC 842, the Company determines if an arrangement contains a lease at inception of a contract. The Company recognizes right-of-use lease assets and lease liabilities in the balance sheets on the lease commencement date, based on the present value of the outstanding lease payments over the reasonably certain lease term. The lease term includes the non-cancelable period at the lease commencement date, plus any additional periods covered by the Company's options to extend (or not to terminate) the leases that are reasonably certain to be exercised, or an option to extend (or not to terminate) a lease that is controlled by the lessor.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases, which are defined as leases with a term of 12 months or less. Instead, lease payments for short-term leases are recognized on a straight-line basis over the lease term in rent expense and recorded in general and administrative expenses in the statements of operations.

The Company's only leases consist of short-term leases for office space. Total short-term lease expense for the years ended December 31, 2024 and 2023 was $26,000 and $24,000, respectively.

Litigation

The Company is not currently involved with and is unaware of any pending or threatening litigation.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies.

During 2020 and 2022, the Company issued non-convertible promissory notes to a related-party investor and common shareholder. The outstanding principal was $450,000 and $460,000 as of December 31, 2024 and 2023, respectively, and accrued interest totaled approximately $83,000 and $330,000 as of those dates. The notes bear simple interest at 5% per annum and are due in 2027.

Additionally, three shareholders and/or directors are both common shareholders as well as holders of convertible notes. All related-party convertible notes with an aggregate principal of $258,500 were converted to common stock during 2024. These notes relate to original founders and investors of the Company, with Note conversion terms consistent with those of other investors. No risk of compensation expense is believed to exist.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates although some (but not all) of the convertible notes held by related parties were acquired in a public offering *pari passu* with other convertible note holders.

NOTE 14 – SUBSEQUENT EVENTS

Management has evaluated subsequent events from December 31, 2024, the date of these financial statements, through September 3 2025, which represents the date the financial statements were available for issuance. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except as described below.

Equity Financing – Regulation A

On January 30, 2025, the Company completed a round of equity financing under Regulation A through StartEngine, resulting in gross proceeds of $4,221,590 and the issuance of 596,885 shares of common stock subsequent to December 31, 2024.

Equity Financing – Regulation D

Between January 1 and January 31, 2025, the Company completed a private placement pursuant to Regulation D, resulting in gross proceeds of $595,926 and the issuance of 109,154 shares of common stock.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

AtomBeam Technologies Inc.

By */s/ Charles Yeomans*
    Charles Yeomans, Co-Founder, Chairman and Chief
    Executive Officer of AtomBeam Technologies Inc.
    Date: September 25, 2025

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Charles Yeomans
Charles Yeomans
Chief Executive Officer, Director
Date: September 25, 2025

/s/ Rajiv Bhagat
Rajiv Bhagat
Chief Financial Officer and Chief Accounting Officer
Date: September 25, 2025

/s/ Courtney Benham
Courtney Benham
Director
Date: September 25, 2025

/s/ Mojgan Haddad
Mojgan Haddad
Director
Date: September 25, 2025

/s/ *Gregory Caltabiano*
Gregory Caltabiano
Director
Date: September 25, 2025

/s/ *Christian Becker*
Christian Becker
Director
Date: September 25, 2025

/s/ *Chuba Udokwu*
Chuba Udokwu
Director
Date: September 25, 2025

/s/ *John Rogers*
John Rogers
Director
Date: September 25, 2025